Exhibit 99.1

BMO Financial Group Reports Fourth Quarter and Fiscal 2021 Results

Fourth Quarter 2021 Earnings Release

BMO’s 2021 audited annual consolidated financial statements and accompanying Management Discussion and Analysis (MD&A) are available online at www.bmo.com/investorrelations and at www.sedar.com.

Financial Results Highlights

Fourth Quarter 2021 Compared With Fourth Quarter 2020:

•	Net income of $2,159 million, an increase of 36%; adjusted net income[1] of $2,226 million, an increase of 38%

•	Reported earnings per share (EPS)[2] of $3.23, an increase of 36%; adjusted EPS[1,2] of $3.33, an increase of 38%

•	Recovery of the provision for credit losses of $126 million, compared with a provision for credit losses of $432 million

•	Return on equity (ROE) of 16.0%, an increase from 12.4%; adjusted ROE[1] of 16.5%, an increase from 12.6%

•	Common Equity Tier 1 Ratio[3] of 13.7%, an increase from 11.9%

•	Dividend of $1.33, an increase of $0.27 or 25%

Fiscal 2021 Compared With Fiscal 2020:

•	Net income of $7,754 million, an increase of 52%; adjusted net income[1] of $8,651 million, an increase of 66%

•	Reported EPS[2] of $11.58, an increase of 53%; adjusted EPS[1,2] of $12.96, an increase of 68%

•	Provision for credit losses of $20 million, compared with $2,953 million

•	ROE of 14.9%, an increase from 10.1%; adjusted ROE[1] of 16.7%, an increase from 10.3%

Toronto, December 3, 2021 – For the fourth quarter ended October 31, 2021, BMO Financial Group recorded net income of $2,159 million or $3.23 per share on a reported basis, and net income of $2,226 million or $3.33 per share on an adjusted basis.

“We delivered another quarter of strong performance with positive operating leverage in each of our diversified businesses, contributing to strong earnings for fiscal 2021. This year, we significantly advanced our strategy to build a digitally-enabled, future-ready bank, underpinned by our Purpose and a winning culture. We’ve taken action to improve our competitive position through a disciplined approach to expense management, capital allocation and investment in future growth, while meaningfully improving our efficiency ratio and return on equity over the last several years,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“Strong, consistent financial performance enables us to continue to invest in improving the well-being of our employees, customers and communities. We continue to be recognized as a global leader in sustainability as one of only five Canadian companies included in the Dow Jones Sustainability World Index – a confirmation of the progress we’re making on our bold commitments for a thriving economy, a sustainable future and an inclusive society. We will continue to act as a catalyst for positive change, including serving as our clients’ lead partner in the transition to a net zero world.”

“Looking ahead to 2022, we will continue to position BMO for growth with the ensuing economic recovery. We are making targeted investments in technology and talent to drive enhanced customer experiences and deliver market-leading advice to help them make real financial progress. Today we announced a 25% dividend increase and our intention to repurchase up to 22.5 million shares, reflecting the strength of our capital position and confidence in delivering sustained, long-term performance for our shareholders,” concluded Mr. White.

Concurrent with the release of results, BMO announced a first quarter 2022 dividend of $1.33 per common share, an increase of $0.27 or 25% from the prior quarter and the prior year. The quarterly dividend of $1.33 per common share is equivalent to an annual dividend of $5.32 per common share.

The foregoing section contains forward-looking statements. Refer to the Caution Regarding Forward-Looking Statements.

(1)

Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excluded the impact of certain specified items from reported results. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP and Other Financial Measures section.

(2)

All Earnings Per Share (EPS) measures in this document refer to diluted EPS, unless specified otherwise. EPS is calculated using net income after deducting total dividends on preferred shares and distributions payable on other equity instruments.

(3)	The Common Equity Tier 1 (CET1) Ratio is disclosed in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

BMO Financial Group Fourth Quarter Report 2021 1

Fourth Quarter Performance Review

The order in which the impact on net income is discussed in this section, follows the order of revenue, expenses and provision for credit losses, regardless of their relative impact.

Adjusted results and ratios, and U.S. dollar amounts and ratios in this Fourth Quarter Performance Review section are on a non-GAAP basis and discussed in the Non-GAAP and Other Financial Measures section.

Reported and adjusted net income increased from the prior year, driven by revenue growth, an increase in expenses, and a recovery of the provision for credit losses. Net income increased across all operating groups. Adjusted results in the current quarter excluded expenses of $52 million ($62 million pre-tax) from the impact of divestitures related to the sale of our EMEA Asset Management business and the sale of our Private Banking business in Hong Kong and Singapore. Adjusted results also excluded the amortization of acquisition-related intangible assets and acquisition integration costs in both the current and prior years.

Canadian P&C

Reported net income was $921 million, an increase of $274 million or 42% and adjusted net income was $921 million, an increase of $273 million or 42% from the prior year. Results were driven by a 13% increase in revenue, with higher net interest income and non-interest revenue, higher expenses, and a recovery of the provision for credit losses compared with a provision in the prior year.

U.S. P&C

Reported net income was $512 million, an increase of $188 million or 58% from the prior year and adjusted net income was $518 million, an increase of $185 million or 55%. The impact of the weaker U.S. dollar reduced net income growth by 8%, revenue growth by 6% and expense growth by 5%.

On a U.S. dollar basis, reported net income was US$408 million, an increase of US$162 million or 66% from the prior year, and adjusted net income was US$412 million, an increase of US$158 million or 63%. Reported and adjusted results were driven by a 9% increase in revenue, with higher net interest income and non-interest revenue, higher expenses and a recovery of the provision for credit losses compared with a provision in the prior year.

BMO Wealth Management

Reported net income was $369 million, an increase of $49 million or 15% from the prior year and adjusted net income was $373 million, an increase of $45 million or 14%. Results were driven by higher revenue, partially offset by an increase in expenses. Traditional Wealth reported net income was $318 million, an increase of $65 million or 26% and adjusted net income was $322 million, an increase of $61 million or 24%, driven by higher revenue, primarily from growth in client assets, including stronger global markets, partially offset by higher expenses. Insurance net income was $51 million, a decrease from $67 million in the prior year, primarily due to prior-year benefits from changes in investments to improve asset-liability management.

BMO Capital Markets

Reported net income was $536 million, an increase of $157 million or 41% from the prior year, and adjusted net income was $541 million, an increase of $154 million or 40%. Reported and adjusted results were driven by continued strong revenue performance, with higher Investment and Corporate Banking revenue partially offset by lower Global Markets revenue, relatively unchanged expenses and a recovery of credit losses compared with a provision in the prior year.

Corporate Services

Reported net loss was $179 million and adjusted net loss was $127 million, compared with a reported and adjusted net loss of $86 million in the prior year. Reported and adjusted results decreased due to lower revenue, driven by treasury-related activities, higher expenses, and the impact of a more favourable tax rate in the prior year.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 13.7% as at October 31, 2021, an increase from 13.4% at the end of the third quarter of fiscal 2021, driven by retained earnings growth, partially offset by higher source currency risk-weighted assets.

Credit Quality

Total recovery of the provision for credit losses was $126 million, compared with a provision for credit losses of $432 million in the prior year. The total recovery of credit losses as a percentage of average net loans and acceptances ratio was 11 basis points, compared with a provision for credit losses ratio of 37 basis points in the prior year. The provision for credit losses on impaired loans was $84 million, a decrease of $255 million from $339 million in the prior year. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 7 basis points, compared with 29 basis points in the prior year. There was a $210 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $93 million provision in the prior year. The $210 million recovery in the current quarter largely reflected an improving economic outlook and positive credit migration, partially offset by growth in loan balances, while the $93 million provision in the prior year reflected a more severe adverse scenario, partially offset by an improving economic outlook and reduced balances.

Refer to the Accounting Policies and Critical Accounting Estimates section of BMO’s 2021 Annual MD&A and Note 4 of our audited annual consolidated financial statements for further information on the allowance for credit losses as at October 31, 2021.

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Supporting a Sustainable and Inclusive Recovery

At BMO, we have a long-standing commitment to support a thriving economy, a sustainable future and an inclusive society, and we are acting with purpose. In support of our customers, communities and employees, BMO recently:

•

Ranked among the most sustainable companies on the Dow Jones Sustainability Indices (DJSI) – one of only five companies in Canada included in the DJSI World Index, earning the highest score in Corporate Governance, Customer Relationship Management, Financial Inclusion, Environmental Reporting and Social Reporting.

•	Announced it is joining the United Nations-convened Net-Zero Banking Alliance as part of a global industry-led initiative to accelerate and support efforts to address climate change.
•

Helped clients achieve environmental, social and governance (ESG) goals with sustainability-linked loans, as part of its commitment to deploy $300 billion in sustainable lending and underwriting to companies pursuing sustainable outcomes.

•

As part of BMO’s five-year, $5 billion EMpowerTM commitment, launched the new BMO Women in Business Credit Program through BMO Harris Bank and expanded our Black and Latinx Small Business Program across our U.S. footprint, increasing access to capital, educational resources and meaningful partnerships.

•

Released Wîcihitowin , BMO’s first annual Indigenous Partnerships and Progress report, highlighting the partnership with Indigenous communities and BMO’s Indigenous Advisory Council to further education, employment and economic empowerment.

•	Was recognized by Forbes magazine as BMO Harris Bank was named one of the World’s Best Employers for 2021.

Regulatory Filings

BMO’s continuous disclosure materials, including interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov. Information contained in or otherwise accessible through our website (www.bmo.com), or any third party websites mentioned herein, does not form part of this document.

Caution

The extent to which the COVID-19 pandemic impacts BMO’s business, results of operations, reputation, financial performance and condition, including the potential for credit, counterparty and mark-to-market losses, its credit ratings and regulatory capital and liquidity ratios, as well as impacts to its customers and competitors will depend on future developments. Such developments are highly uncertain and cannot be predicted, including the scope, severity and duration of the pandemic and actions taken by third parties, governments, and governmental and regulatory authorities, which could vary by country and region. The COVID-19 pandemic may also impact the bank’s ability to achieve, or the timing to achieve, certain previously announced targets, goals and objectives.

For additional information, refer to the Risks That May Affect Future Results section of BMO’s 2021 Annual MD&A.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

BMO Financial Group Fourth Quarter Report 2021 3

Financial Review

Management’s Discussion and Analysis (MD&A) commentary is as at December 3, 2021. The material that precedes this section comprises part of this MD&A. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended October 31, 2021, included in this document, as well as the audited annual consolidated financial statements for the year ended October 31, 2021, and the MD&A for fiscal 2021, contained in BMO’s 2021 Annual Report.

BMO’s 2021 Annual MD&A includes a comprehensive discussion of its businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents

5	Caution Regarding Forward-Looking Statements	17	Review of Operating Groups’ Performance

6	Financial Highlights		17	Personal and Commercial Banking (P&C)

7	Non-GAAP and Other Financial Measures			18	Canadian Personal and Commercial Banking (Canadian P&C)

11	Foreign Exchange			19	U.S. Personal and Commercial Banking (U.S. P&C)

11	Net Income		21	BMO Wealth Management

12	Revenue		22	BMO Capital Markets

13	Provision for Credit Losses		23	Corporate Services

14	Impaired Loans	24	Risk Management

14	Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	25	Condensed Consolidated Financial Statements

14	Non-Interest Expense		25	Consolidated Statement of Income

14	Provision for Income Taxes		26	Consolidated Statement of Comprehensive Income

15	Capital Management		27	Consolidated Balance Sheet

			28	Consolidated Statement of Changes in Equity

		29	Investor and Media Presentation

Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as at October 31, 2021, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended October 31, 2021, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

4 BMO Financial Group Fourth Quarter Report 2021

Caution Regarding Forward-Looking Statements

As noted in the following Caution Regarding Forward-Looking Statements, all forward-looking statements and information, by their nature, are subject to inherent risks and uncertainties, both general and specific, which may cause actual results to differ materially from the expectations expressed in any forward-looking statement. The Enterprise-Wide Risk Management section of BMO’s 2021 Annual MD&A describes a number of risks, including credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk. Should our risk management framework prove ineffective, there could be a material adverse impact on our financial position and results.

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2022 and beyond, our strategies or future actions, our targets and commitments (including with respect to net zero emissions), expectations for our financial condition, capital position or share price, the regulatory environment in which we operate, the results of, or outlook for, our operations or for the Canadian, U.S. and international economies, and the COVID-19 pandemic, and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “commit”, “target”, “may”, “might”, “schedule”, “forecast” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. The uncertainty created by the COVID-19 pandemic has heightened this risk, given the increased challenge in making assumptions, predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges; the severity, duration and spread of the COVID-19 pandemic, and possibly other outbreaks of disease or illness, and its impact on local, national or international economies, as well as its heightening of certain risks that may affect our future results; information, privacy and cyber security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; benchmark interest rate reforms; technological changes and technology resiliency; political conditions, including changes relating to, or affecting, economic or trade matters; climate change and other environmental and social risk; the Canadian housing market and consumer leverage; inflationary pressures; global supply-chain disruptions; changes in monetary, fiscal, or economic policy; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans and to complete proposed acquisitions or dispositions, including obtaining regulatory approvals; critical accounting estimates and the effects of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; changes to our credit ratings; global capital markets activities; the possible effects on our business of war or terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of BMO’s 2021 Annual MD&A, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic Developments and Outlook section of BMO’s 2021 Annual MD&A, as well as in the Allowance for Credit Losses section of BMO’s 2021 Annual MD&A. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

BMO Financial Group Fourth Quarter Report 2021 5

Financial Highlights

(Canadian $ in millions, except as noted)	Q4-2021	Q3-2021	Q4-2020	Fiscal 2021	Fiscal 2020
Summary Income Statement (1)
Net interest income	3,756	3,521	3,530	14,310	13,971
Non-interest revenue	2,817	4,041	2,456	12,876	11,215
Revenue	6,573	7,562	5,986	27,186	25,186
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	97	984	-	1,399	1,708
Revenue, net of CCPB (2)	6,476	6,578	5,986	25,787	23,478
Provision for credit losses on impaired loans	84	71	339	525	1,522
Provision for (recovery of) credit losses on performing loans	(210)	(141)	93	(505)	1,431
Total provision for (recovery of) credit losses	(126)	(70)	432	20	2,953
Non-interest expense	3,803	3,684	3,548	15,509	14,177
Provision for income taxes	640	689	422	2,504	1,251
Net income attributable to equity holders of the bank	2,159	2,275	1,584	7,754	5,097
Adjusted net income	2,226	2,292	1,610	8,651	5,201
Common Share Data ($, except as noted) (1)
Basic Earnings per share	3.24	3.42	2.37	11.60	7.56
Diluted earnings per share	3.23	3.41	2.37	11.58	7.55
Adjusted diluted earnings per share	3.33	3.44	2.41	12.96	7.71
Dividends declared per share	1.06	1.06	1.06	4.24	4.24
Book value per share	80.18	80.00	77.40	80.18	77.40
Closing share price	134.37	123.53	79.33	134.37	79.33
Number of common shares outstanding (in millions)
End of period	648.1	648.1	645.9	648.1	645.9
Average basic	648.2	647.2	645.3	647.2	641.4
Average diluted	650.1	649.0	645.8	648.7	642.1
Market capitalization ($ billions)	87.1	80.1	51.2	87.1	51.2
Dividend yield (%)	3.2	3.4	5.3	3.2	5.3
Dividend payout ratio (%)	32.7	31.0	44.6	36.5	56.1
Adjusted dividend payout ratio (%)	31.7	30.7	43.9	32.6	54.9
Financial Measures and Ratios (%) (1)
Return on equity	16.0	17.5	12.4	14.9	10.1
Adjusted return on equity	16.5	17.6	12.6	16.7	10.3
Return on tangible common equity	18.0	19.8	14.5	17.0	11.9
Adjusted return on tangible common equity	18.5	19.8	14.5	18.9	11.9
Efficiency ratio, net of CCPB	58.7	56.0	59.3	60.1	60.4
Adjusted efficiency ratio, net of CCPB	57.4	55.7	58.7	56.5	59.8
Operating leverage, net of CCPB	1.0	2.6	15.1	0.4	6.2
Adjusted operating leverage, net of CCPB	2.4	2.1	2.1	6.1	2.7
Net interest margin on average earning assets	1.62	1.57	1.60	1.59	1.64
Effective tax rate	22.9	23.2	21.1	24.4	19.7
Adjusted effective tax rate	22.7	23.2	21.1	22.7	19.8
Total PCL-to-average net loans and acceptances (annualized)	(0.11)	(0.06)	0.37	-	0.63
PCL on impaired loans-to-average net loans and acceptances (annualized)	0.07	0.06	0.29	0.11	0.33
Liquidity coverage ratio (LCR) (3)	125	125	131	125	131
Net stable funding ratio (NSFR) (3)	118	118	na	118	na
Balance Sheet and other information (as at, $ millions, except as noted)
Assets	988,175	971,358	949,261	988,175	949,261
Average earning assets	918,255	887,231	876,328	897,302	853,336
Gross loans and acceptances	474,847	472,703	464,216	474,847	464,216
Net loans and acceptances	472,283	469,879	460,913	472,283	460,913
Deposits	685,631	680,553	659,034	685,631	659,034
Common shareholders’ equity	51,965	51,848	49,995	51,965	49,995
Total risk-weighted assets (4)	325,433	322,529	336,607	325,433	336,607
Assets under administration	634,713	658,612	653,319	634,713	653,319
Assets under management	523,270	526,542	482,554	523,270	482,554
Capital ratios (%) (4)
Common Equity Tier 1 Ratio	13.7	13.4	11.9	13.7	11.9
Tier 1 Capital Ratio	15.4	15.1	13.6	15.4	13.6
Total Capital Ratio	17.6	17.4	16.2	17.6	16.2
Leverage Ratio	5.1	5.0	4.8	5.1	4.8
Foreign Exchange Rates ($)
As at Canadian/U.S. dollar	1.2376	1.2479	1.3319	1.2376	1.3319
Average Canadian/U.S. dollar	1.2546	1.2316	1.3217	1.2554	1.3441

(1)

Adjusted results remove certain items from reported results and are used to calculate our adjusted measures as presented in the above table. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. Revenue, net of CCPB, and adjusted results, measures and ratios in this table are non-GAAP. For further information, refer to the Non-GAAP and Other Financial Measures section and for a composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms in BMO’s 2021 Annual Report.

(2)

We present revenue, efficiency ratio and operating leverage on a basis that is net of CCPB, which reduces the variability in insurance revenue from changes in fair value that are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in CCPB.

(3)	LCR and NSFR are disclosed in accordance with OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, as applicable.
(4)	Capital ratios and risk-weighted assets are disclosed in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline, as applicable.

na – not applicable

6 BMO Financial Group Fourth Quarter Report 2021

Non-GAAP and Other Financial Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating businesses, including measures and ratios that are presented on a non-GAAP basis, as described below. We believe that these non-GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.

Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

Certain information contained in BMO’s Management’s Discussion and Analysis as at October 31, 2021 (2021 Annual MD&A) is incorporated by reference into this document. Further information regarding the composition of our non-GAAP and other financial measures, including supplementary financial measures, is provided in the Glossary of Financial Terms in BMO’s 2021 Annual MD&A and available online at www.bmo.com/investorrelations and at www.sedar.com.

Our non-GAAP measures broadly fall into the following categories:

Adjusted measures and ratios

Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expense and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non-GAAP. Presenting results on both a reported basis and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing business performance. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

Measures net of insurance claims, commissions and changes in policy benefit liabilities (CCPB)

We also present reported and adjusted revenue on a basis that is net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), and our efficiency ratio and operating leverage are calculated on a similar basis, as reconciled in the Revenue section. Measures and ratios presented on a basis net of CCPB are non-GAAP. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets, caused by movements in interest rates and equity markets. The investments that support policy benefit liabilities are predominantly fixed income assets recorded at fair value, with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in CCPB. The presentation and discussion of revenue, efficiency ratios and operating leverage on a net basis reduces this variability, which allows for a better assessment of operating results. For more information refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section.

Presenting results on a taxable equivalent basis (teb)

We analyze consolidated revenue on a reported basis. In addition, we analyze revenue on a taxable equivalent basis (teb) at the operating group level, consistent with the Canadian peer group. Revenue and the provision for income taxes in BMO Capital Markets and U.S. P&C are increased on tax-exempt securities to an equivalent pre-tax basis. These adjustments are offset in Corporate Services. Presenting results on a teb basis reflects how our operating groups manage their business and is useful to facilitate comparisons of income between taxable and tax-exempt sources. The effective tax rate is also analyzed on a teb basis for consistency of approach, with the offset to operating segment adjustments recorded in Corporate Services.

Tangible common equity and return on tangible common equity

Tangible common equity is calculated as common shareholders’ equity less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity is commonly used in the North American banking industry and is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed organically.

Presenting results on a U.S. dollar basis

Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on BMO’s U.S. segment are non-GAAP. Refer to the Foreign Exchange section for a discussion of the effects of changes in exchange rates on our results.

We present our U.S. P&C business results, as well as select U.S. segment information for the bank, BMO Wealth Management, BMO Capital Markets and Corporate Services, on a U.S. dollar basis. Presenting these results on a U.S. dollar basis is useful in assessing the underlying performance without the variability caused by changes in foreign exchange rates.

BMO Financial Group Fourth Quarter Report 2021 7

Non-GAAP and Other Financial Measures

(Canadian $ in millions, except as noted)	Q4-2021	Q3-2021	Q4-2020	Fiscal 2021	Fiscal 2020
Reported Results
Revenue	6,573	7,562	5,986	27,186	25,186
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(97)	(984)	-	(1,399)	(1,708)
Revenue, net of CCPB	6,476	6,578	5,986	25,787	23,478
Total provision for (recovery of) credit losses	126	70	(432)	(20)	(2,953)
Non-interest expense	(3,803)	(3,684)	(3,548)	(15,509)	(14,177)
Income before income taxes	2,799	2,964	2,006	10,258	6,348
Provision for income taxes	(640)	(689)	(422)	(2,504)	(1,251)
Net income	2,159	2,275	1,584	7,754	5,097
Diluted EPS ($)	3.23	3.41	2.37	11.58	7.55
Adjusting Items Impacting Revenue (Pre-tax)
Impact of divestitures (1)	-	-	-	29	-
Adjusting Items Impacting Non-Interest Expense (Pre-tax)
Acquisition integration costs (2)	(1)	(3)	(3)	(9)	(14)
Amortization of acquisition-related intangible assets (3)	(20)	(19)	(30)	(88)	(121)
Impact of divestitures (1)	(62)	(24)	-	(886)	-
Restructuring (costs) reversals (4)	-	24	-	24	-
Impact of adjusting items on non-interest expense (pre-tax)	(83)	(22)	(33)	(959)	(135)
Impact of adjusting items on reported pre-tax income	(83)	(22)	(33)	(930)	(135)
Adjusting Items Impacting Revenue (After-tax)
Impact of divestitures (1)	-	-	-	22	-
Adjusting Items Impacting Non-Interest Expense (After-tax)
Acquisition integration costs (2)	(1)	(2)	(3)	(7)	(11)
Amortization of acquisition-related intangible assets (3)	(14)	(15)	(23)	(66)	(93)
Impact of divestitures (1)	(52)	(18)	-	(864)	-
Restructuring (costs) reversals (4)	-	18	-	18	-
Impact of adjusting items on non-interest expense (after-tax)	(67)	(17)	(26)	(919)	(104)
Impact of adjusting items on reported net income (after-tax)	(67)	(17)	(26)	(897)	(104)
Impact on diluted EPS ($)	(0.10)	(0.03)	(0.04)	(1.38)	(0.16)
Adjusted Results
Revenue	6,573	7,562	5,986	27,157	25,186
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(97)	(984)	-	(1,399)	(1,708)
Revenue, net of CCPB	6,476	6,578	5,986	25,758	23,478
Total provision for credit losses	126	70	(432)	(20)	(2,953)
Non-interest expense	(3,720)	(3,662)	(3,515)	(14,550)	(14,042)
Income before income taxes	2,882	2,986	2,039	11,188	6,483
Provision for income taxes	(656)	(694)	(429)	(2,537)	(1,282)
Net income	2,226	2,292	1,610	8,651	5,201
Diluted EPS ($)	3.33	3.44	2.41	12.96	7.71

(1)

Q2-2021 reported net income included the impact of divestitures, comprising a $747 million pre-tax and after-tax write-down of goodwill related to the sale of our EMEA Asset Management business recorded in non-interest expense, a $22 million ($29 million pre-tax) net gain on the sale of our Private Banking business in Hong Kong and Singapore recorded in non-interest revenue, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions recorded in non-interest expense. Q3-2021 reported net income included the impact of divestitures related to these transactions of $18 million after-tax ($24 million pre-tax). Q4-2021 reported net income included the impact of divestitures related to these transactions of $52 million ($62 million pre-tax). These amounts were recorded in non-interest expense in Corporate Services.

(2)

Acquisition integration costs related to KGS-Alpha and Clearpool are recorded in non-interest expense in BMO Capital Markets. Acquisition integration costs are $1 million ($1 million after-tax) in Q4-2021 and $3 million ($2 million after-tax) in Q3-2021; and $9 million ($7 million after-tax) in fiscal 2021 and $14 million ($11 million after-tax) in fiscal 2020.

(3)

Amortization of acquisition-related intangible assets is recorded in non-interest expense in the related operating group and was $20 million ($14 million after-tax) in Q4-2021 and $19 million ($15 million after-tax) in Q3-2021; and $88 million ($66 million after-tax) in fiscal 2021 and $121 million ($93 million after-tax) in fiscal 2020.

(4)

Q3-2021 included a partial reversal of a previously recorded restructuring charge related to severance of $18 million ($24 million pre-tax). The restructuring reversal was recorded in non-interest expense in Corporate Services.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

8 BMO Financial Group Fourth Quarter Report 2021

Summary of Reported and Adjusted Results by Operating Group

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (1) (US $ in millions)
Q4-2021
Reported net income (loss)	921	512	1,433	369	536	(179)	2,159	618
Acquisition integration costs (2)	-	-	-	-	1	-	1	2
Amortization of acquisition-related intangible assets (3)	-	6	6	4	4	-	14	9
Impact of divestitures (4)	-	-	-	-	-	52	52	4
Adjusted net income (loss)	921	518	1,439	373	541	(127)	2,226	633
Q3-2021
Reported net income (loss)	815	553	1,368	401	558	(52)	2,275	707
Acquisition integration costs (2)	-	-	-	-	2	-	2	1
Amortization of acquisition-related intangible assets (3)	-	6	6	5	4	-	15	9
Impact of divestitures (4)	-	-	-	-	-	18	18	3
Restructuring costs (reversals) (5)	-	-	-	-	-	(18)	(18)	(13)
Adjusted net income (loss)	815	559	1,374	406	564	(52)	2,292	707
Q4-2020
Reported net income (loss)	647	324	971	320	379	(86)	1,584	337
Acquisition integration costs (2)	-	-	-	-	3	-	3	2
Amortization of acquisition-related intangible assets (3)	1	9	10	8	5	-	23	13
Adjusted net income (loss)	648	333	981	328	387	(86)	1,610	352
Fiscal 2021
Reported net income (loss)	3,237	2,189	5,426	1,474	2,140	(1,286)	7,754	2,593
Acquisition integration costs (2)	-	-	-	-	7	-	7	6
Amortization of acquisition-related intangible assets (3)	1	24	25	24	17	-	66	37
Impact of divestitures (4)	-	-	-	-	-	842	842	27
Restructuring costs (reversals) (5)	-	-	-	-	-	(18)	(18)	(13)
Adjusted net income (loss)	3,238	2,213	5,451	1,498	2,164	(462)	8,651	2,650
Fiscal 2020
Reported net income (loss)	2,027	1,277	3,304	1,096	1,087	(390)	5,097	1,163
Acquisition integration costs (2)	-	-	-	-	11	-	11	8
Amortization of acquisition-related intangible assets (3)	2	39	41	34	18	-	93	49
Adjusted net income (loss)	2,029	1,316	3,345	1,130	1,116	(390)	5,201	1,220

(1)	U.S. segment results presented in U.S. dollars are non-GAAP amounts.
(2)

KGS-Alpha and Clearpool pre-tax acquisition integration costs of $1 million in Q4-2021 and $3 million in both Q3-2021 and Q4-2020; and $9 million in fiscal 2021 and $14 million in fiscal 2020 are recorded in non-interest expense in BMO Capital Markets.

(3)

Amortization of acquisition-related intangible assets is recorded in non-interest expense in the related operating group. Canadian P&C pre-tax amounts of $nil in Q4-2021 and $1 million in both Q3-2021 and Q4-2020; $2 million in both fiscal 2021 and fiscal 2020. U.S. P&C pre-tax amounts of $9 million in Q4-2021, $8 million in Q3-2021, and $13 million in Q4-2020; $33 million in fiscal 2021 and $53 million in fiscal 2020. BMO Wealth Management pre-tax amounts of $6 million in Q4-2021, $5 million in Q3-2021, and $10 million in Q4-2020; $31 million in fiscal 2021 and $43 million in fiscal 2020. BMO Capital Markets pre-tax amounts of $5 million in both Q4-2021 and Q3-2021, and $6 million in Q4-2020; $22 million in fiscal 2021 and $23 million in fiscal 2020.

(4)

Q2-2021 reported net income included the impact of divestitures, comprising a $747 million pre-tax and after-tax write-down of goodwill related to the sale of our EMEA Asset Management business recorded in non-interest expense, a $22 million ($29 million pre-tax) net gain on the sale of our Private Banking business in Hong Kong and Singapore recorded in non-interest revenue, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions recorded in non-interest expense. Q3-2021 reported net income included the impact of divestitures related to these transactions of $18 million after-tax ($24 million pre-tax). Q4-2021 reported net income included the impact of divestitures related to these transactions of $52 million ($62 million pre-tax). These amounts were recorded in non-interest expense in Corporate Services.

(5)

Q3-2021 and fiscal 2021 reported income included a partial reversal of a previously recorded restructuring charge related to severance of $18 million ($24 million pre-tax). The restructuring reversal was recorded in non-interest expense in Corporate Services.

Net Revenue, Efficiency Ratio and Operating Leverage

(Canadian $ in millions, except as noted)	Q4-2021	Q3-2021	Q4-2020	Fiscal 2021	Fiscal 2020
Reported
Revenue	6,573	7,562	5,986	27,186	25,186
CCPB	97	984	-	1,399	1,708
Revenue, net of CCPB	6,476	6,578	5,986	25,787	23,478
Non-interest expense	3,803	3,684	3,548	15,509	14,177
Efficiency ratio (%)	57.9	48.7	59.3	57.0	56.3
Efficiency ratio, net of CCPB (%)	58.7	56.0	59.3	60.1	60.4
Revenue growth (%)	9.8	5.2	(1.7)	7.9	(1.2)
Revenue growth, net of CCPB (%)	8.2	9.6	4.1	9.8	3.1
Non-interest expense growth (%)	7.2	7.0	(11.0)	9.4	(3.1)
Operating Leverage (%)	2.6	(1.8)	9.3	(1.5)	1.9
Operating Leverage, net of CCPB (%)	1.0	2.6	15.1	0.4	6.2
Adjusted (1)
Revenue	6,573	7,562	5,986	27,157	25,186
Impact of adjusting items on revenue	-	-	-	(29)	-
CCPB	97	984	-	1,399	1,708
Revenue, net of CCPB	6,476	6,578	5,986	25,758	23,478
Impact of adjusting items on non-interest expense	(83)	(22)	(33)	(959)	(135)
Non-interest expense	3,720	3,662	3,515	14,550	14,042
Efficiency ratio (%)	56.6	48.4	58.7	53.6	55.8
Efficiency ratio, net of CCPB (%)	57.4	55.7	58.7	56.5	59.8
Revenue growth, net of CCPB (%)	8.2	9.6	3.6	9.7	3.0
Non-interest expense growth (%)	5.8	7.5	1.5	3.6	0.3
Operating Leverage, net of CCPB (%)	2.4	2.1	2.1	6.1	2.7

(1)	Refer to footnotes (1) to (4) in the Non-GAAP and Other Financial Measures table for adjusting items.

BMO Financial Group Fourth Quarter Report 2021 9

Return on Equity and Return on Tangible Common Equity

(Canadian $ in millions, except as noted)	Q4-2021	Q3-2021	Q4-2020	Fiscal 2021	Fiscal 2020
Reported net income	2,159	2,275	1,584	7,754	5,097
Dividends on preferred shares and distributions on other equity instruments	(59)	(61)	(52)	(244)	(247)
Net income available to common shareholders (A)	2,100	2,214	1,532	7,510	4,850
After-tax amortization of acquisition-related intangible assets	14	15	23	66	93

Net income available to common shareholders after adjusting for amortization of acquisition-related intangible assets (B)	2,114	2,229	1,555	7,576	4,943
After-tax impact of other adjusting items (1)	53	2	3	831	11
Adjusted net income available to common shareholders (C)	2,167	2,231	1,558	8,407	4,954
Average common shareholders’ equity (D) (2)	52,113	50,208	49,320	50,451	48,235
Return on equity (%) (= A/D)	16.0	17.5	12.4	14.9	10.1
Adjusted return on equity (%) (= C/D)	16.5	17.6	12.6	16.7	10.3
Average tangible common equity (E)	46,580	44,720	42,635	44,505	41,484
Return on tangible common equity (%) (= B/E)	18.0	19.8	14.5	17.0	11.9
Adjusted return on tangible common equity (%) (= C/E)	18.5	19.8	14.5	18.9	11.9

(1)	Refer to footnotes (1) to (4) in the Non-GAAP and Other Financial Measures table above.
(2)

Common shareholders’ equity (D above) adjusted for goodwill of $5,455 million in Q4-2021, $5,393 million in Q3-2021 and $6,509 million in Q4-2020, and $5,836 million in fiscal 2021 ($6,530 million in fiscal 2020); and acquisition-related intangible assets of $349 million in Q4-2021, $367 million in Q3-2021 and $448 million in Q4-2020, and $381 million in fiscal 2021 ($495 million in fiscal 2020); net of related deferred tax liabilities of $271 million in Q4-2021, $272 million in Q3-2021 and $272 million in Q4-2020, and 271 million in fiscal 2021 ($274 million in fiscal 2020).

Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Unallocated capital is reported in Corporate Services. Capital allocation methodologies are reviewed annually.

Return on Equity by Operating Segment

	Q4-2021							Q3-2021	Q4-2020
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	Total Bank	Total Bank
Reported
Net income available to common shareholders	911	502	1,413	367	526	(206)	2,100	2,214	1,532
Total average common equity	11,162	13,391	24,553	5,640	10,782	11,138	52,113	50,208	49,320
Return on equity (%)	32.4	14.9	22.8	25.8	19.4	na	16.0	17.5	12.4
Adjusted
Net income available to common shareholders	911	508	1,419	371	531	(154)	2,167	2,231	1,558
Total average common equity	11,162	13,391	24,553	5,640	10,782	11,138	52,113	50,208	49,320
Return on equity (%)	32.4	15.0	22.9	26.1	19.6	na	16.5	17.6	12.6

	Fiscal 2021								Fiscal 2020
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank		Total Bank
Reported
Net income available to common shareholders	3,195	2,150	5,345	1,466	2,101	(1,402)	7,510		4,850
Total average common equity	11,147	13,522	24,669	5,899	10,913	8,970	50,451		48,235
Return on equity (%)	28.7	15.9	21.7	24.9	19.2	na	14.9		10.1
Adjusted
Net income available to common shareholders	3,196	2,174	5,370	1,490	2,125	(578)	8,407		4,954
Total average common equity	11,147	13,522	24,669	5,899	10,913	8,970	50,451		48,235
Return on equity (%)	28.7	16.1	21.8	25.3	19.5	na	16.7		10.3

10 BMO Financial Group Fourth Quarter Report 2021

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S. segment results that are denominated in U.S. dollars decreased relative to 2020 due to changes in the Canadian/U.S. dollar exchange rate. The table below indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in those rates on BMO’s U.S. segment results. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Economically, our U.S. dollar income stream was not hedged against the risk of changes in foreign exchange rates during 2021 and 2020. We regularly determine whether to enter into hedging transactions in order to mitigate the impact of foreign exchange rate movements on our net income. Changes in exchange rates will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenue, expenses, provisions for (recoveries of) credit losses and income taxes arise.

Refer to the Enterprise-Wide Capital Management section of BMO’s 2021 Annual MD&A for a discussion of the impact that changes in foreign exchange rates can have on BMO’s capital position.

Effects of Changes in Exchange Rates on BMO’s U.S. Segment Reported and Adjusted Results

	Q4-2021

(Canadian $ in millions, except as noted)	vs. Q4-2020	vs. Q3-2021
Canadian/U.S. dollar exchange rate (average)
Current period	1.2546	1.2546
Prior period	1.3217	1.2316
Effects on U.S. segment reported results
Increased (Decreased) net interest income	(71)	26
Increased (Decreased) non-interest revenue	(37)	17
Increased (Decreased) revenues	(108)	43
Decreased (Increased) provision for credit losses	13	2
Decreased (Increased) expenses	68	(24)
Decreased (Increased) income taxes	4	(5)
Increased (Decreased) reported net income	(23)	16
Impact on earnings per share ($)	(0.03)	0.02
Effects on U.S. segment adjusted results

Increased (Decreased) net interest income	(71)	26
Increased (Decreased) non-interest revenue	(37)	17
Increased (Decreased) revenues	(108)	43
Decreased (Increased) provision for credit losses	13	2
Decreased (Increased) expenses	67	(24)
Decreased (Increased) income taxes	4	(5)
Increased (Decreased) adjusted net income	(24)	16
Impact on adjusted earnings per share ($)	(0.04)	0.02

Adjusted results in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.

Net Income

Q4 2021 vs. Q4 2020

Reported net income was $2,159 million, an increase of $575 million or 36% from the prior year, and adjusted net income was $2,226 million, an increase of $616 million or 38%. Adjusted results in the current quarter excluded expenses of $52 million ($62 million pre-tax) from the impact of divestitures related to the sale of our EMEA Asset Management business and the sale of our Private Banking business in Hong Kong and Singapore. Adjusted results also excluded the amortization of acquisition-related intangible assets and acquisition integration costs in both the current and prior years. Reported EPS was $3.23, an increase of $0.86 from the prior year, and adjusted EPS was $3.33, an increase of $0.92.

Results were driven by strong revenue growth and the impact of lower provisions for credit losses, partially offset by an increase in expenses. All operating groups recorded higher net income, while Corporate Services recorded a higher net loss.

Q4 2021 vs. Q3 2021

Reported net income was $2,159 million, a decrease of $116 million or 5% from the prior quarter, and adjusted net income was $2,226 million, a decrease of $66 million or 3%. Adjusted results excluded the impact of divestitures of $52 million ($62 million pre-tax) in the current quarter and $18 million ($24 million pre-tax) in the prior quarter. Adjusted results in the prior quarter excluded a partial reversal of previously recorded restructuring charges related to severance of $18 million ($24 million pre-tax). Adjusted results also excluded the amortization of acquisition-related intangible assets and acquisition integration costs in both the current and prior quarters. Reported EPS decreased $0.18 or 5% from the prior quarter, and adjusted EPS decreased $0.11 or 3%.

Results were primarily driven by lower revenue and an increase in expenses, partially offset by the impact of a larger recovery of the provision for credit losses. Net income increased in Canadian P&C and was partially offset by decreases in U.S. P&C, BMO Wealth Management and BMO Capital Markets. Corporate Services recorded a higher net loss.

For further information on non-GAAP amounts, measures and ratios in this Net Income section, refer to the Non-GAAP and Other Financial Measures section.

BMO Financial Group Fourth Quarter Report 2021 11

Revenue

Q4 2021 vs. Q4 2020

Reported revenue was $6,573 million, an increase of $587 million or 10% from the prior year. On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue (net revenue), revenue was $6,476 million, an increase of $490 million or 8% from the prior year.

Revenue increased in Canadian P&C due to higher net interest income and higher non-interest revenue, in BMO Wealth Management, largely from growth in client assets, including stronger global markets, partially offset by lower insurance revenue, in BMO Capital Markets due to higher Investment and Corporate Banking revenue, partially offset by lower Global Markets revenue, and in U.S. P&C due to higher net interest income and higher non-interest revenue. Corporate Services revenue decreased from the prior year. The impact of the weaker U.S. dollar reduced total revenue by 2%.

Net interest income was $3,756 million, an increase of $226 million from the prior year. Non-trading net interest income was $3,217 million, an increase of $199 million or 7%, primarily driven by higher net interest income in Canadian P&C. Higher source currency net interest income in U.S. P&C was partially offset by the impact of the weaker U.S. dollar. Trading-related net interest income was $539 million, an increase of $27 million or 5%.

Average earning assets were $918.3 billion, an increase of $41.9 billion or 5%, primarily due to loan growth, higher cash and higher securities balances, partially offset by the impact of the weaker U.S. dollar.

BMO’s overall net interest margin of 1.62% increased 2 basis points from the prior year. On a basis that excludes trading-related interest income and earning assets, net interest margin of 1.66% increased 6 basis points, primarily driven by higher margins in our P&C businesses and lower balances of low-yielding assets in BMO Capital Markets.

Non-interest revenue, net of CCPB, was $2,720 million, an increase of $264 million or 11% from the prior year, with increases across most categories, including higher securities gains, other than trading, and higher revenue from underwriting and advisory fees, mutual funds, investment management and custodial fees and card fees, partially offset by lower trading revenue and the impact of the weaker U.S. dollar.

Gross insurance revenue increased $80 million from the prior year, primarily due to changes in the fair value of investments and business growth. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets caused by movements in interest rates and equity markets. The investments that support policy benefit liabilities are predominantly fixed income and equity assets recorded at fair value, with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. The impact of these fair value changes was largely offset by changes in policy benefit liabilities, which are discussed in the Insurance Claims, Commissions and Changes in Policy Benefits section.

Q4 2021 vs. Q3 2021

Revenue was $6,573 million, a decrease of $989 million or 13% from the prior quarter. Revenue, net of CCPB, was $6,476 million, a decrease of $102 million or 2%.

Revenue increased in Canadian P&C due to higher net interest income and non-interest revenue and in U.S. P&C, primarily due to the stronger U.S. dollar. Revenue decreased in BMO Capital Markets with lower revenue in both Global Markets and Investment and Corporate Banking. Revenue was relatively unchanged in BMO Wealth Management, as higher revenue in Traditional Wealth was offset by lower insurance revenue. Corporate Services revenue decreased from the prior quarter.

Net interest income increased $235 million or 7% from the prior quarter. Non-trading net interest income increased $83 million or 3%, primarily in our P&C businesses. Higher net interest income in U.S. P&C was primarily due to the impact of the stronger U.S. dollar. Trading-related net interest income increased $152 million or 39%.

Average earning assets increased $31.0 billion, primarily due to loan growth, higher securities and cash balances, and the impact of the stronger U.S. dollar.

BMO’s overall net interest margin increased 5 basis points, primarily due to higher trading-related interest income. On a basis that excludes trading-related interest income and earning assets, net interest margin decreased 1 basis point.

Non-interest revenue, net of CCPB, decreased $337 million or 11% from the prior quarter, largely due to lower revenue from trading, underwriting and advisory fees, and securities gains, other than trading, partially offset by the impact of the stronger U.S. dollar.

Gross insurance revenue decreased $914 million from the prior quarter, primarily due to changes in the fair value of investments. The decrease in insurance revenue was largely offset by changes in CCPB, as discussed in the Insurance Claims, Commissions and Changes in Policy Benefits section.

Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

For further information on non-GAAP amounts, measures and ratios, and results presented on a net revenue basis in this Revenue section, refer to the Non-GAAP and Other Financial Measures section.

12 BMO Financial Group Fourth Quarter Report 2021

Change in Net Interest Income, Average Earning Assets and Net Interest Margin

(Canadian $ in millions, except as noted)	Net interest income (teb) (1)			Average earning assets (2)			Net interest margin (in basis points)
	Q4-2021	Q3-2021	Q4-2020	Q4-2021	Q3-2021	Q4-2020	Q4-2021	Q3-2021	Q4-2020
Canadian P&C	1,712	1,660	1,544	258,074	250,980	236,550	263	262	260
U.S. P&C	1,074	1,048	1,058	123,154	119,129	125,892	346	349	334
Personal and Commercial Banking (P&C)	2,786	2,708	2,602	381,228	370,109	362,442	290	290	286
All other operating groups and Corporate Services (3)	970	813	928	537,027	517,122	513,886	na	na	na
Total reported	3,756	3,521	3,530	918,255	887,231	876,328	162	157	160
Trading net interest income and earning assets	539	387	512	149,620	143,282	126,054	na	na	na
Total excluding trading net interest income and earning assets	3,217	3,134	3,018	768,635	743,949	750,274	166	167	160
U.S. P&C (US$ in millions)	856	851	800	98,169	96,730	95,255	346	349	334

(1)

Operating group revenue is presented on a taxable equivalent basis (teb) in net interest income and is non-GAAP. For further information, refer to the Non-GAAP and Other Financial Measures and How BMO Reports Operating Group Results sections.

(2)

Average earning assets represents the daily average balance of deposits with central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities, and loans, over a one-year period.

(3)	For further information on net interest income for these other operating groups and Corporate Services, refer to the Review of Operating Groups’ Performance section.

na – not applicable

Certain comparative figures have been reclassified to conform with the current year’s presentation.

For further information, refer to the Non-GAAP and Other Financial Measures section.

Total Provision for Credit Losses

Q4 2021 vs. Q4 2020

Total recovery of the provision for credit losses was $126 million, compared with a provision for credit losses of $432 million in the prior year. The total recovery of credit losses as a percentage of average net loans and acceptances ratio was 11 basis points, compared with a provision for credit losses ratio of 37 basis points in the prior year. The provision for credit losses on impaired loans was $84 million, a decrease of $255 million from $339 million in the prior year. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 7 basis points, compared with 29 basis points in the prior year. There was a $210 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $93 million provision in the prior year. The $210 million recovery in the current quarter largely reflected an improving economic outlook and positive credit migration, partially offset by growth in loan balances, while the $93 million provision in the prior year reflected a more severe adverse scenario, partially offset by an improving economic outlook and reduced balances.

Q4 2021 vs. Q3 2021

Total recovery of the provision for credit losses was $126 million, compared with a recovery of $70 million in the prior quarter. The total recovery of credit losses as a percentage of average net loans and acceptances ratio was 11 basis points, compared with 6 basis points in the prior quarter. The provision for credit losses on impaired loans increased $13 million from the prior quarter, largely due to lower recoveries of provisions in U.S. P&C and BMO Capital Markets. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 7 basis points, compared with 6 basis points in the prior quarter. There was a $210 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $141 million recovery in the prior quarter. The recovery in the current quarter largely reflected an improving economic outlook and positive credit migration, partially offset by growth in loan balances, while the prior quarter reflected an improving economic outlook and positive credit migration, partially offset by the impact of the uncertain economic environment on future credit conditions, as well as growth in loan balances.

Provision for Credit Losses by Operating Group

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
Q4-2021
Provision for (recovery of) credit losses on impaired loans	89	5	94	1	(9)	(2)	84
Provision for (recovery of) credit losses on performing loans	(94)	(33)	(127)	(6)	(79)	2	(210)
Total provision for (recovery of) credit losses	(5)	(28)	(33)	(5)	(88)	-	(126)
Q3-2021
Provision for (recovery of) credit losses on impaired loans	101	(9)	92	-	(19)	(2)	71
Provision for (recovery of) credit losses on performing loans	(7)	(53)	(60)	(2)	(75)	(4)	(141)
Total provision for (recovery of) credit losses	94	(62)	32	(2)	(94)	(6)	(70)
Q4-2020
Provision for (recovery of) credit losses on impaired loans	180	53	233	-	105	1	339
Provision for (recovery of) credit losses on performing loans	11	126	137	5	(41)	(8)	93
Total provision for (recovery of) credit losses	191	179	370	5	64	(7)	432

Fiscal 2021
Provision for (recovery of) credit losses on impaired loans	493	22	515	4	11	(5)	525
Provision for (recovery of) credit losses on performing loans	(116)	(166)	(282)	(16)	(205)	(2)	(505)
Total provision for (recovery of) credit losses	377	(144)	233	(12)	(194)	(7)	20
Fiscal 2020
Provision for (recovery of) credit losses on impaired loans	787	418	1,205	4	310	3	1,522
Provision for (recovery of) credit losses on performing loans	623	441	1,064	18	349	-	1,431
Total provision for (recovery of) credit losses	1,410	859	2,269	22	659	3	2,953

  Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group Fourth Quarter Report 2021 13

Provision for Credit Losses Performance Ratios

	Q4-2021	Q3-2021	Q4-2020	Fiscal 2021	Fiscal 2020
Total PCL-to-average net loans and acceptances (annualized) (%)	(0.11)	(0.06)	0.37	-	0.63
PCL on impaired loans-to-average net loans and acceptances (annualized) (%)	0.07	0.06	0.29	0.11	0.33

  Certain comparative figures have been reclassified to conform with the current year’s presentation.

Impaired Loans

Total gross impaired loans (GIL) were $2,169 million, compared with $3,638 million in the prior year, with the largest decrease in impaired loans attributable to the oil and gas industry. GIL decreased $261 million from $2,430 million in the prior quarter.

Factors contributing to the change in GIL are outlined in the table below. Loans classified as impaired during the quarter totalled $295 million, compared with $662 million in the prior year and $390 million in the prior quarter.

Changes in Gross Impaired Loans (GIL) (1) and Acceptances

(Canadian $ in millions, except as noted)	Q4-2021	Q3-2021	Q4-2020	Fiscal 2021	Fiscal 2020
GIL, beginning of period	2,430	3,000	4,413	3,638	2,629
Classified as impaired during the period	295	390	662	1,775	4,649
Transferred to not impaired during the period	(153)	(293)	(295)	(821)	(719)
Net repayments	(269)	(488)	(723)	(1,618)	(1,728)
Amounts written-off	(106)	(159)	(274)	(584)	(1,047)
Recoveries of loans and advances previously written-off	-	-	-	-	-
Disposals of loans	(18)	(47)	(130)	(79)	(147)
Foreign exchange and other movements	(10)	27	(15)	(142)	1
GIL, end of period	2,169	2,430	3,638	2,169	3,638
GIL to gross loans and acceptances (%)	0.46	0.51	0.78	0.46	0.78

(1)	GIL excluded purchased credit impaired loans.

  Certain comparative figures have been reclassified to conform with the current year’s presentation.

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Insurance claims, commissions and changes in policy benefit liabilities (CCPB) were $97 million, compared with $nil in the prior year. Results increased, largely due to changes in the fair value of policy benefit liabilities. CCPB decreased $887 million from the prior quarter due to changes in the fair value of policy benefit liabilities. The changes were largely offset in revenue.

Non-Interest Expense

Reported non-interest expense was $3,803 million, an increase of $255 million or 7% from the prior year, including $62 million of expenses from the impact of divestitures in the current year. Adjusted non-interest expense was $3,720 million, an increase of $205 million or 6%. The increase in expenses was primarily due to higher employee-related costs, including performance-based costs, travel and business development costs, computer and equipment costs, and professional fees, partially offset by the impact of the weaker U.S. dollar that reduced expenses by 2%.

Reported non-interest expense increased $119 million or 3% from the prior quarter. Adjusted non-interest expense increased $58 million or 2%. The increase in reported and adjusted expenses was primarily due to higher computer and equipment costs, professional fees and travel and business development costs, partially offset by lower employee-related costs. The impact of the stronger U.S. dollar increased expenses by 1%.

The reported gross efficiency ratio was 57.9%, compared with 59.3% in the prior year. On a net revenue basis, the reported efficiency ratio was 58.7%, compared with 59.3% in the prior year, and the adjusted efficiency ratio was 57.4%, compared with 58.7% in the prior year.

Reported gross operating leverage was positive 2.6%. On a net revenue basis, reported operating leverage was positive 1.0% and adjusted operating leverage was positive 2.4%.

Non-interest expense is detailed in the unaudited condensed consolidated financial statements.

For further information on non-GAAP amounts, measures and ratios in this Non-Interest Expense section, refer to the Non-GAAP and Other Financial Measures section.

Provision for Income Taxes

The provision for income taxes was $640 million, an increase of $218 million from the fourth quarter of 2020, and a decrease of $49 million from the third quarter of 2021. The effective tax rate for the current quarter was 22.9%, compared with 21.1% in the fourth quarter of 2020, and 23.2% in the third quarter of 2021.

The adjusted provision for income taxes was $656 million, an increase of $227 million from the fourth quarter of 2020, and a decrease of $38 million from the third quarter of 2021. The adjusted effective tax rate was 22.7% in the current quarter, compared with 21.1% in the fourth quarter of 2020, and 23.2% in the third quarter of 2021. The effective tax rate and adjusted effective tax rate were lower in the prior year primarily due to earnings mix, including the impact of lower pre-tax income in the prior year.

For further information on non-GAAP amounts, measures and ratios in this Provision for Income Taxes and Other Taxes section, refer to the Non-GAAP and Other Financial Measures section.

14 BMO Financial Group Fourth Quarter Report 2021

Capital Management

BMO continues to manage its capital within the framework described in the Enterprise-Wide Capital Management section of BMO’s 2021 Annual MD&A.

Fourth Quarter 2021 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 13.7% as at October 31, 2021, an increase from 13.4% at the end of the third quarter of fiscal 2021, driven by retained earnings growth, partially offset by higher source currency risk-weighted assets (RWA).

CET1 Capital was $44.5 billion as at October 31, 2021, an increase from $43.3 billion as at July 31, 2021, primarily due to retained earnings growth.

RWA were $325.4 billion as at October 31, 2021, an increase from $322.5 billion as at July 31, 2021, primarily due to increased asset size and to a lesser extent, higher market risk, partially offset by changes in asset quality.

Our Tier 1 and Total Capital Ratios were 15.4% and 17.6%, respectively, as at October 31, 2021, compared with 15.1% and 17.4%, respectively, as at July 31, 2021. The Tier 1 and Total Capital Ratios were higher than the prior quarter, due to the factors affecting the CET1 Ratio.

The impact of foreign exchange movements on capital ratios was largely offset. BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S.-dollar-denominated RWA and capital deductions may result in variability in the capital ratios. We may manage the impact of foreign exchange movements on our capital ratios and did so during the current quarter. Any such activities could also impact our book value and return on equity.

BMO’s Leverage Ratio was 5.1% as at October 31, 2021, an increase from 5.0% as at July 31, 2021, as higher Tier 1 Capital was partially offset by higher leverage exposures.

Regulatory Capital

Regulatory capital requirements for BMO are determined in accordance with the Capital Adequacy Requirements (CAR) Guideline and the Leverage Requirements (LR) Guideline issued by the Office of the Superintendent of Financial Institutions (OSFI), which is based on the capital standards developed by the Basel Committee on Banking Supervision. For more information refer to the Enterprise-Wide Capital Management section of BMO’s 2021 Annual MD&A.

OSFI’s capital requirements are summarized in the following table.

(% of risk-weighted assets or leverage exposures)	Minimum capital requirements	Total Pillar 1 Capital Buffer (1)	Domestic Stability Buffer (2)	OSFI capital requirements including capital buffers	BMO Capital and Leverage Ratios as at October 31, 2021
Common Equity Tier 1 Ratio	4.5%	3.5%	2.5%	10.5%	13.7%
Tier 1 Capital Ratio	6.0%	3.5%	2.5%	12.0%	15.4%
Total Capital Ratio	8.0%	3.5%	2.5%	14.0%	17.6%
Leverage Ratio	3.0%	na	na	3.0%	5.1%

(1)

The minimum 4.5% CET1 Ratio requirement is augmented by the 3.5% Total Pillar 1 Capital Buffers, which can absorb losses during periods of stress. The Pillar 1 Capital Buffers include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for domestic systemically important banks (D-SIBs) and a Countercyclical Buffer, as prescribed by OSFI (immaterial for the fourth quarter of 2021). If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.

(2)

OSFI requires all D-SIBs to maintain a Domestic Stability Buffer (DSB) against Pillar 2 risks associated with systemic vulnerabilities. The DSB can range from 0% to 2.5% of total RWA and was set at 2.5% as at October 31, 2021. Breaches of the DSB do not result in a bank being subject to automatic constraints on capital distributions.

na – not applicable

Under Canada’s Bank Recapitalization (Bail-In) Regime, eligible senior debt issued on or after September 23, 2018, is subject to statutory conversion requirements. Canada Deposit Insurance Corporation has the power to trigger the conversion of bail-in debt into common shares in certain circumstances. This statutory conversion supplements non-viable contingent capital (NVCC) instruments, which must be converted in full, prior to the conversion of bail-in debt. The minimum Total Loss Absorbing Capacity (TLAC) requirements set by OSFI are a risk-based TLAC ratio of 24.0% of RWA, including a 2.5% DSB, and a TLAC leverage ratio of 6.75%, effective November 1, 2021. As at October 31, 2021, our TLAC ratio was 27.8% and our TLAC leverage ratio was 9.3%, disclosed in accordance with OSFI’s Guideline.

If an NVCC trigger event were to occur, our NVCC instruments would be converted into BMO common shares pursuant to automatic conversion formulas, with a conversion price based on the greater of: (i) a floor price of $5.00; and (ii) the current market price of our common shares at the time of the trigger event (calculated using a 10-day weighted average). Based on a floor price of $5.00, these NVCC capital instruments would be converted into approximately 3.2 billion BMO common shares, assuming no accrued interest and no declared and unpaid dividends.

BMO Financial Group Fourth Quarter Report 2021 15

Regulatory Capital Position (1)

(Canadian $ in millions, except as noted)	Q4-2021	Q3-2021	Q4-2020
Gross common equity (2)	51,965	51,848	49,995
Regulatory adjustments applied to common equity	(7,474)	(8,499)	(9,918)
Common Equity Tier 1 Capital (CET1)	44,491	43,349	40,077
Additional Tier 1 Eligible Capital (3)	5,558	5,558	5,848
Regulatory adjustments applied to Tier 1	(83)	(81)	(85)
Additional Tier 1 Capital (AT1)	5,475	5,477	5,763
Tier 1 Capital (T1 = CET1 + AT1)	49,966	48,826	45,840
Tier 2 Eligible Capital (4)	7,286	7,428	8,874
Regulatory adjustments applied to Tier 2	(51)	(51)	(53)
Tier 2 Capital (T2)	7,235	7,377	8,821
Total Capital (TC = T1 + T2)	57,201	56,203	54,661
Risk-Weighted Assets (5)	325,433	322,529	336,607
Leverage Ratio Exposures	976,690	969,824	953,640
Capital ratios (%)
CET1 Ratio	13.7	13.4	11.9
Tier 1 Capital Ratio	15.4	15.1	13.6
Total Capital Ratio	17.6	17.4	16.2
Leverage Ratio	5.1	5.0	4.8

(1)	Disclosed in accordance with OSFI’s CAR Guideline and LR Guideline, as applicable.
(2)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(3)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments.
(4)	Tier 2 Eligible Capital includes subordinated debentures and may include a portion of expected credit loss provisions.
(5)	For institutions using advanced approaches for credit risk or operational risk, there is a capital floor as prescribed in OSFI’s CAR Guideline.

Other Capital Developments

During the quarter, 1.6 million common shares were issued through the exercise of stock options.

OSFI’s expectation that federally regulated financial institutions should not increase dividends or undertake share repurchases, set in March 2020, remained in effect until November 4, 2021.

On December 3, 2021, we announced our intention, subject to the approval of OSFI and the Toronto Stock Exchange, to establish a new normal course issuer bid (NCIB) for up to 22.5 million common shares. The NCIB is a regular part of our capital management strategy. Once approvals are obtained, the share repurchase program will permit us to purchase BMO common shares for the purpose of cancellation. The timing and amount of purchases under the NCIB are subject to regulatory approvals and to management discretion based on factors, such as market conditions and capital levels. We will consult with OSFI before making purchases under the NCIB.

Dividends

On December 3, 2021, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $1.33 per share, an increase of $0.27 per share or 25% from the prior quarter and the prior year. The dividend is payable on February 28, 2022 to shareholders of record on February 1, 2022. Common shareholders may elect to have their cash dividends reinvested in common shares of BMO, in accordance with the Shareholder Dividend Reinvestment and Share Purchase Plan. Until further notice, such additional common shares will be purchased on the open market.

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution

The foregoing Capital Management section contains forward-looking statements. Refer to the Caution Regarding Forward-Looking Statements.

16 BMO Financial Group Fourth Quarter Report 2021

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

BMO reports financial results for its three operating groups, one of which comprises two operating segments, all of which are supported by Corporate Units and Technology and Operations within Corporate Services. Operating group results include treasury-related allocations in revenue, non-interest expense allocations from Corporate Units and Technology and Operations (T&O) and allocated capital.

BMO employs funds transfer pricing and liquidity transfer pricing between Treasury and the operating groups to assign the appropriate cost and credit to funds for the appropriate pricing of loans and deposits, and to help assess the profitability performance of each line of business. These practices also capture the cost of holding supplemental liquid assets to meet contingent liquidity requirements and facilitate the management of interest rate risk and liquidity risk within our risk appetite framework and regulatory requirements. We review our transfer pricing methodologies at least annually, to align with our interest rate, liquidity and funding risk management practices.

The costs of Corporate Units and Technology and Operations services are largely allocated to the four operating segments, with any remaining amounts retained in Corporate Services. Costs directly incurred to support a specific operating group are generally allocated to that operating group. Other costs that are not directly attributable to a specific operating group are allocated across the operating groups, reasonably reflective of the level of support provided to each operating group. Cost allocation methodologies are reviewed annually.

Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Unallocated capital is reported in Corporate Services. Capital allocation methodologies are reviewed annually.

Periodically, certain lines of business and units within our organizational structure are realigned to support our strategic priorities. In addition, allocations of revenue, provisions for credit losses, expenses and capital are updated periodically to better align with current experience.

We analyze revenue at the consolidated level based on GAAP revenue as reported in the audited annual consolidated financial statements, rather than on a taxable equivalent basis (teb), which is consistent with our Canadian banking peer group. Like many banks, BMO analyzes revenue on a teb basis at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent pre-tax basis in order to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the group teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

Personal and Commercial Banking (P&C) (1)

(Canadian $ in millions, except as noted)	Q4-2021	Q3-2021	Q4-2020	Fiscal 2021	Fiscal 2020
Net interest income (teb) (2)	2,786	2,708	2,602	10,829	10,450
Non-interest revenue	900	885	761	3,468	3,116
Total revenue (teb)	3,686	3,593	3,363	14,297	13,566
Provision for credit losses on impaired loans	94	92	233	515	1,205
Provision for (recovery of) credit losses on performing loans	(127)	(60)	137	(282)	1,064
Total provision for (recovery of) credit losses	(33)	32	370	233	2,269
Non-interest expense	1,808	1,735	1,713	6,834	6,967
Income before income taxes	1,911	1,826	1,280	7,230	4,330
Provision for income taxes (teb)	478	458	309	1,804	1,026
Reported net income	1,433	1,368	971	5,426	3,304
Amortization of acquisition-related intangible assets (3)	6	6	10	25	41
Adjusted net income	1,439	1,374	981	5,451	3,345

(1)	Adjusted results and teb amounts in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Taxable equivalent basis amounts of $6 million in both Q4-2021 and Q3-2021, and $7 million in Q4-2020; and $24 million in fiscal 2021 and $28 million in fiscal 2020 are recorded in net interest income.

(3)	Total P&C pre-tax amounts of $9 million in both Q4-2021 and Q3-2021, $14 million in Q4-2020; and $35 million in fiscal 2021 and $55 million in fiscal 2020 are recorded in non-interest expense.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and commercial operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The P&C banking business reported net income was $1,433 million, an increase of $462 million or 48% from the prior year. These operating segments are reviewed separately in the sections that follow.

For further information on non-GAAP amounts, measures and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

BMO Financial Group Fourth Quarter Report 2021 17

Canadian Personal and Commercial Banking (Canadian P&C) (1)

(Canadian $ in millions, except as noted)	Q4-2021	Q3-2021	Q4-2020	Fiscal 2021	Fiscal 2020
Net interest income	1,712	1,660	1,544	6,561	6,105
Non-interest revenue	592	581	487	2,225	1,930
Total revenue	2,304	2,241	2,031	8,786	8,035
Provision for credit losses on impaired loans	89	101	180	493	787
Provision for (recovery of) credit losses on performing loans	(94)	(7)	11	(116)	623
Total provision for (recovery of) credit losses	(5)	94	191	377	1,410
Non-interest expense	1,065	1,046	968	4,037	3,892
Income before income taxes	1,244	1,101	872	4,372	2,733
Provision for income taxes	323	286	225	1,135	706
Reported net income	921	815	647	3,237	2,027
Amortization of acquisition-related intangible assets (2)	-	-	1	1	2
Adjusted net income	921	815	648	3,238	2,029
Adjusted non-interest expense	1,065	1,045	967	4,035	3,890
Personal revenue	1,390	1,343	1,253	5,325	4,986
Commercial revenue	914	898	778	3,461	3,049
Net income growth (%)	42.5	154.7	(8.8)	59.7	(22.7)
Revenue growth (%)	13.4	14.2	(2.2)	9.4	0.6
Non-interest expense growth (%)	10.1	8.8	(0.8)	3.7	1.4
Adjusted non-interest expense growth (%)	10.1	8.8	(0.8)	3.7	1.5
Return on equity (%) (3)	32.4	28.6	22.7	28.7	18.1
Adjusted return on equity (%) (3)	32.4	28.6	22.7	28.7	18.1
Operating leverage (%)	3.3	5.4	(1.4)	5.7	(0.8)
Adjusted operating leverage (%)	3.3	5.4	(1.4)	5.7	(0.9)
Efficiency ratio (%)	46.2	46.7	47.6	45.9	48.4
Net interest margin on average earning assets (%)	2.63	2.62	2.60	2.64	2.60
Average earning assets	258,074	250,980	236,550	248,215	234,953
Average gross loans and acceptances	271,108	264,585	251,042	261,869	250,223
Average net loans and acceptances	269,633	263,063	249,500	260,359	248,972
Average deposits	232,359	227,029	217,927	225,555	204,942

(1)	Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Amortization of acquisition-related intangible assets pre-tax amounts of $nil in Q4-2021, $1 million in both Q3-2021 and Q4-2020; and $2 million in both fiscal 2021 and fiscal 2020 are recorded in non-interest expense.

(3)	Return on equity is based on allocated capital. For further information, refer to the Non-GAAP and Other Financial Measures section.

Q4 2021 vs. Q4 2020

Canadian P&C reported net income was $921 million, increasing $274 million or 42% from the prior year.

Total revenue was $2,304 million, an increase of $273 million or 13% from the prior year. Net interest income increased $168 million or 11%, due to higher deposit and loan balances and higher loan margins, partially offset by lower deposit margins. Non-interest revenue increased $105 million or 22% across most categories, including higher card-related revenue and gains on investments in our commercial business. Net interest margin of 2.63% increased 3 basis points, primarily driven by higher loan margins, partially offset by lower deposit margins that reflect the impact of the lower interest rate environment.

Personal revenue increased $137 million or 11%, and commercial revenue increased $136 million or 17%, both due to higher net interest income and higher non-interest revenue.

Total recovery of the provision for credit losses was $5 million, compared with a provision for credit losses of $191 million in the prior year. The provision for credit losses on impaired loans was $89 million, a decrease of $91 million due to lower commercial and consumer provisions. There was a $94 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $11 million provision in the prior year.

Non-interest expense was $1,065 million, an increase of $97 million or 10% from the prior year, reflecting investments in the business, including employee-related costs, as well as technology and marketing costs.

Average gross loans and acceptances increased $20.1 billion or 8% from the prior year to $271.1 billion. Personal loan balances increased 9%, commercial loan balances increased 6% and credit card balances increased 2%. Average deposits increased $14.4 billion or 7% to $232.4 billion. Commercial deposits increased 16%, while personal deposits were relatively unchanged, with strong growth in chequing and savings account deposits, largely offset by a decline in term deposits.

Q4 2021 vs. Q3 2021

Reported net income was $921 million, an increase of $106 million or 13% from the prior quarter.

Total revenue was $2,304 million, an increase of $63 million or 3% from the prior quarter. Net interest income increased $52 million or 3%, due to higher loan and deposit balances. Non-interest revenue increased $11 million or 2%, with increases across most categories, including higher card-related revenue, partially offset by lower gains on investments in our commercial business. Net interest margin of 2.63% increased 1 basis point from the prior quarter.

Personal revenue increased $47 million or 4%, due to higher net interest income and higher non-interest revenue. Commercial revenue increased $16 million or 2%, due to higher net interest income, partially offset by lower non-interest revenue.

Total recovery of the provision for credit losses was $5 million, compared with a provision for credit losses of $94 million in the prior quarter. The provision for credit losses on impaired loans decreased $12 million due to lower consumer provisions, partially offset by higher commercial provisions. There was a $94 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $7 million recovery in the prior quarter.

18 BMO Financial Group Fourth Quarter Report 2021

Non-interest expense was $1,065 million, an increase of $19 million or 2% from the prior quarter, reflecting continued investments in the business, including employee-related and other costs.

Average gross loans and acceptances increased $6.5 billion or 2% from the prior quarter. Personal loan balances increased 2%, commercial loan balances increased 2% and credit card balances increased 5%. Average deposits increased $5.3 billion or 2%, with 4% growth in commercial deposits and an increase of 1% in personal deposits, as continued strong growth in chequing and savings account deposits was partially offset by a decline in term deposits.

For further information on non-GAAP amounts, measures and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

U.S. Personal and Commercial Banking (U.S. P&C) (1)

(Canadian $ equivalent in millions)	Q4-2021	Q3-2021	Q4-2020	Fiscal 2021	Fiscal 2020
Net interest income (teb) (2)	1,074	1,048	1,058	4,268	4,345
Non-interest revenue	308	304	274	1,243	1,186
Total revenue (teb)	1,382	1,352	1,332	5,511	5,531
Provision for (recovery of) credit losses on impaired loans	5	(9)	53	22	418
Provision for (recovery of) credit losses on performing loans	(33)	(53)	126	(166)	441
Total provision for (recovery of) credit losses	(28)	(62)	179	(144)	859
Non-interest expense	743	689	745	2,797	3,075
Income before income taxes	667	725	408	2,858	1,597
Provision for income taxes (teb)	155	172	84	669	320
Reported net income	512	553	324	2,189	1,277
Amortization of acquisition-related intangible assets (3)	6	6	9	24	39
Adjusted net income	518	559	333	2,213	1,316
Adjusted non-interest expense	734	681	732	2,764	3,022
Net income growth (%)	57.8	110.5	(17.5)	71.4	(20.7)
Adjusted net income growth (%)	55.1	105.0	(17.3)	68.1	(20.4)
Revenue growth (%)	3.7	(3.4)	(2.2)	(0.4)	2.8
Non-interest expense growth (%)	(0.3)	(8.4)	(5.7)	(9.0)	(1.9)
Adjusted non-interest expense growth (%)	0.3	(7.8)	(5.6)	(8.6)	(1.8)
Average earning assets	123,154	119,129	125,892	122,166	130,190
Average gross loans and acceptances	117,008	113,005	119,495	116,039	123,953
Average net loans and acceptances	116,092	112,030	118,357	115,025	123,002
Average deposits	142,770	137,556	140,047	139,197	132,041

(US$ in millions, except as noted)
Net interest income (teb) (4)	856	851	800	3,400	3,231
Non-interest revenue	245	247	207	990	882
Total revenue (teb)	1,101	1,098	1,007	4,390	4,113
Provision for (recovery of) credit losses on impaired loans	2	(6)	40	15	310
Provision for (recovery of) credit losses on performing loans	(26)	(43)	95	(132)	328
Total provision for (recovery of) credit losses	(24)	(49)	135	(117)	638
Non-interest expense	593	559	564	2,229	2,287
Income before income taxes	532	588	308	2,278	1,188
Provision for income taxes (teb)	124	140	62	534	237
Reported net income	408	448	246	1,744	951
Amortization of acquisition-related intangible assets (5)	4	5	8	19	30
Adjusted net income	412	453	254	1,763	981
Adjusted non-interest expense	587	552	554	2,203	2,248

Key Performance Metrics and Drivers (US$ basis)
Personal revenue	324	328	320	1,313	1,293
Commercial revenue	777	770	687	3,077	2,820
Net income growth (%)	66.1	133.2	(17.3)	83.5	(21.6)
Adjusted net income growth (%)	63.3	127.1	(17.1)	80.0	(21.2)
Revenue growth (%)	9.3	6.5	(2.0)	6.7	1.6
Non-interest expense growth (%)	5.1	1.1	(5.6)	(2.5)	(3.1)
Adjusted non-interest expense growth (%)	5.7	1.7	(5.5)	(2.0)	(3.0)
Return on equity (%) (6)	14.9	16.3	8.6	15.9	8.3
Adjusted return on equity (%) (6)	15.1	16.5	8.8	16.1	8.5
Operating leverage (teb) (%)	4.2	5.4	3.6	9.2	4.7
Adjusted operating leverage (teb) (%)	3.6	4.8	3.5	8.7	4.6
Efficiency ratio (teb) (%)	53.8	50.9	56.0	50.8	55.6
Adjusted efficiency ratio (teb) (%)	53.2	50.3	55.0	50.2	54.6
Net interest margin on average earning assets (teb) (%)	3.46	3.49	3.34	3.49	3.34
Average earning assets	98,169	96,730	95,255	97,321	96,810
Average gross loans and acceptances	93,270	91,758	90,415	92,439	92,170
Average net loans and acceptances	92,540	90,965	89,554	91,631	91,462
Average deposits	113,806	111,693	105,964	110,910	98,203

(1)	Adjusted results and ratios, teb amounts and U.S. dollar amounts and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Taxable equivalent basis amounts of $6 million in both Q4-2021 and Q3-2021, and $7 million in Q4-2020; and $24 million in fiscal 2021 and $28 million in fiscal 2020 are recorded in net interest income.

(3)

Amortization of acquisition-related intangible assets pre-tax amounts of $9 million in Q4-2021, $8 million in Q3-2021, and $13 million in Q4-2020; and $33 million in fiscal 2021 and $53 million in fiscal 2020 are recorded in non-interest expense.

(4)	Taxable equivalent basis amounts of US$5 million in each of Q4-2021, Q3-2021 and Q4-2020; and US$20 million in fiscal 2021 and US$21 million in fiscal 2020 are recorded in net interest income.
(5)

Amortization of acquisition-related intangible assets pre-tax amounts of US$6 million in Q4-2021, US$7 million in Q3-2021, and US$10 million in Q4-2020; and US$26 million in fiscal 2021 and US$39 million in fiscal 2020 are recorded in non-interest expense.

(6)	Return on equity is based on allocated capital. For further information, refer to the Non-GAAP and Other Financial Measures section.

BMO Financial Group Fourth Quarter Report 2021 19

Q4 2021 vs. Q4 2020

U.S. P&C reported net income was $512 million, an increase of $188 million or 58% from the prior year. The impact of the weaker U.S. dollar reduced net income by 8%, revenue by 6% and expenses by 5%. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $408 million, an increase of $162 million or 66% from the prior year.

Total revenue was $1,101 million, an increase of $94 million or 9% from the prior year. Net interest income increased $56 million or 7% due to higher loan margins, higher loan and deposit balances and Paycheck Protection Program (PPP) (1) revenue resulting from loan forgiveness, partially offset by lower deposit margins. Non-interest revenue increased $38 million or 18%, including higher lending fee revenue and advisory fee revenue. Net interest margin of 3.46% increased 12 basis points, primarily due to higher loan margins, accelerated PPP revenue receipts from loan forgiveness, partially offset by lower deposit margins reflecting the impact of the lower interest rate environment.

Personal revenue increased $4 million or 1%, due to higher net interest income, partially offset by lower non-interest revenue. Commercial revenue increased $90 million or 13%, due to higher non-interest revenue and higher net interest income.

Total recovery of the provision for credit losses was $24 million, compared with a provision for credit losses of $135 million in the prior year. The provision for credit losses on impaired loans was $2 million, a decrease of $38 million, largely due to lower commercial provisions. There was a $26 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $95 million provision in the prior year.

Reported non-interest expense was $593 million, an increase of $29 million or 5% from the prior year, reflecting higher employee-related and marketing costs.

Average gross loans and acceptances increased $2.9 billion or 3% from the prior year to $93.3 billion. The reduction in PPP loans reduced loan growth by 4%. Commercial loan balances increased 4% and personal loan balances were relatively unchanged. Average deposits increased $7.8 billion or 7% to $113.8 billion, reflecting the higher levels of liquidity retained by customers. Commercial deposits increased 16%, while personal deposits decreased 3%, as continued growth in chequing and savings account deposits was more than offset by lower term deposits.

Q4 2021 vs. Q3 2021

Reported net income was $512 million, a decrease of $41 million or 8% from the prior quarter. The impact of the stronger U.S. dollar increased net income, revenue and expenses by 2%, respectively. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $408 million, a decrease of $40 million or 9% from the prior quarter.

Total revenue was $1,101 million, an increase of $3 million from the prior quarter. Net interest income increased $5 million or 1%, due to higher loan and deposit balances, partially offset by lower PPP-related revenue. Non-interest revenue decreased $2 million or 1% from the prior quarter. Net interest margin of 3.46% decreased 3 basis points from the prior quarter, driven by changes in balance sheet mix.

Personal revenue decreased $4 million, due to lower non-interest revenue, partially offset by higher net interest income. Commercial revenue increased $7 million, primarily due to higher non-interest revenue.

Total recovery of the provision for credit losses was $24 million, compared with a $49 million recovery in the prior quarter. The provision for credit losses on impaired loans was $2 million, compared with a $6 million recovery in the prior quarter, primarily due to higher consumer provisions. There was a $26 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $43 million recovery in the prior quarter.

Reported non-interest expense was $593 million, an increase of $34 million or 6%, primarily driven by higher employee-related costs and marketing costs.

Average gross loans and acceptances increased $1.5 billion or 2% from the prior quarter. Commercial loan balances increased 2%. The reduction in PPP loans reduced loan growth by 2%. Personal loan balances increased 1%. Average deposits increased $2.1 billion or 2% to $113.8 billion. Commercial deposits increased 3%, while personal deposits were relatively unchanged.

For further information on non-GAAP amounts, measures and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

(1)	The U.S. Small Business Administration Payback Protection Program is a government relief program to support businesses facing economic hardship caused by the COVID-19 pandemic.

20 BMO Financial Group Fourth Quarter Report 2021

BMO Wealth Management (1)

(Canadian $ in millions, except as noted)	Q4-2021	Q3-2021	Q4-2020	Fiscal 2021	Fiscal 2020
Net interest income	259	247	228	982	900
Non-interest revenue	1,276	2,179	1,081	6,071	5,808
Total revenue	1,535	2,426	1,309	7,053	6,708
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	97	984	-	1,399	1,708
Revenue, net of CCPB	1,438	1,442	1,309	5,654	5,000
Provision for credit losses on impaired loans	1	-	-	4	4
Provision for (recovery of) credit losses on performing loans	(6)	(2)	5	(16)	18
Total provision for (recovery of) credit losses	(5)	(2)	5	(12)	22
Non-interest expense	956	913	882	3,716	3,519
Income before income taxes	487	531	422	1,950	1,459
Provision for income taxes	118	130	102	476	363
Reported net income	369	401	320	1,474	1,096
Amortization of acquisition-related intangible assets (2)	4	5	8	24	34
Adjusted net income	373	406	328	1,498	1,130
Adjusted non-interest expense	950	908	872	3,685	3,476
Traditional Wealth businesses reported net income	318	328	253	1,228	893
Traditional Wealth businesses adjusted net income	322	333	261	1,252	927
Insurance reported net income (loss)	51	73	67	246	203
Insurance adjusted net income (loss)	51	73	67	246	203
Net income growth (%)	15.2	17.6	20.0	34.4	3.5
Adjusted net income growth (%)	13.6	16.0	9.3	32.5	0.8
Revenue growth (%)	17.2	(2.4)	(16.4)	5.1	(12.4)
Revenue growth, net of CCPB (%)	9.8	11.1	6.3	13.1	1.0
Adjusted CCPB	97	984	-	1,399	1,708
Revenue growth, net of adjusted CCPB (%)	9.8	11.1	4.2	13.1	0.5
Non-interest expense growth (%)	8.5	9.0	2.5	5.6	(0.1)
Adjusted non-interest expense growth (%)	9.2	9.8	2.6	6.1	-
Return on equity (%) (3)	25.8	28.6	20.1	24.9	17.1
Adjusted return on equity (%) (3)	26.1	28.9	20.6	25.3	17.7
Operating leverage, net of CCPB (%)	1.3	2.1	3.8	7.5	1.1
Adjusted operating leverage, net of CCPB (%)	0.6	1.3	1.6	7.0	0.5
Reported efficiency ratio (%)	62.3	37.6	67.3	52.7	52.4
Reported efficiency ratio, net of CCPB (%)	66.5	63.3	67.3	65.7	70.4
Adjusted efficiency ratio (%)	62.0	37.4	66.5	52.3	51.8
Adjusted efficiency ratio, net of CCPB (%)	66.1	63.0	66.5	65.2	69.5
Assets under management	523,270	526,542	482,554	523,270	482,554
Assets under administration (4)	427,446	457,964	411,959	427,446	411,959
Average assets	49,629	48,053	46,583	48,232	45,573
Average gross loans and acceptances	30,351	29,040	27,339	28,920	26,585
Average net loans and acceptances	30,316	29,002	27,296	28,880	26,547
Average deposits	53,300	50,054	46,858	51,030	43,660
U.S. Business Select Financial Data (US$ in millions)
Total revenue	162	154	146	625	583
Non-interest expense	122	122	126	489	504
Reported net income	30	25	17	104	61
Adjusted non-interest expense	120	121	124	482	495
Adjusted net income	32	26	19	109	68
Average net loans and acceptances	5,140	4,967	4,676	4,878	4,540
Average deposits	7,537	6,995	6,672	7,321	6,471

(1)	Revenue measures, net of CCPB, adjusted results and ratios, and U.S. dollar amounts in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Amortization of acquisition-related intangible assets pre-tax amounts of $6 million in Q4-2021, $5 million in Q3-2021, and $10 million in Q4-2020; and $31 million in fiscal 2021 and $43 million in fiscal 2020 are recorded in non-interest expense.

(3)	Return on equity is based on allocated capital. For further information, refer to the Non-GAAP and Other Financial Measures section.
(4)	Certain assets under management that are also administered by the bank are included in assets under administration.

Q4 2021 vs. Q4 2020

BMO Wealth Management reported net income was $369 million, an increase of $49 million or 15% from the prior year. Traditional Wealth reported net income was $318 million, an increase of $65 million or 26%. Insurance net income was $51 million, compared with $67 million in the prior year.

Total revenue was $1,535 million, an increase of $226 million or 17%. Revenue, net of CCPB, was $1,438 million, an increase of $129 million or 10%. Revenue in Traditional Wealth was $1,332 million, an increase of $150 million or 13%, due to higher non-interest revenue from growth in client assets, including stronger global markets. Higher net interest income was driven by strong deposit and loan growth, partially offset by lower margins. Insurance revenue, net of CCPB, was $106 million, a decrease of $21 million from the prior year, primarily due to benefits from changes in investments to improve asset liability management in the prior year, and the unfavourable impact of actuarial assumption changes in the current quarter, partially offset by business growth.

Non-interest expense was $956 million, an increase of $74 million or 9% from the prior year, primarily due to higher revenue-based costs, technology-related investments and employee-related costs.

Assets under management increased $40.7 billion or 8%, and assets under administration increased $15.5 billion or 4% from the prior year, primarily due to higher client assets, including stronger global markets, partially offset by attrition of low-yielding assets and foreign exchange movements. Average gross loans increased 11% and average deposits increased 14%.

BMO Financial Group Fourth Quarter Report 2021 21

Q4 2021 vs. Q3 2021

Reported net income was $369 million, a decrease of $32 million or 8% from the prior quarter. Traditional Wealth reported net income was $318 million, a decrease of $10 million or 3%. Insurance net income was $51 million, a decrease of $22 million.

Total revenue was $1,535 million, a decrease of $891 million. Revenue, net of CCPB, of $1,438 million was relatively unchanged from the prior quarter. Traditional Wealth revenue was $1,332 million, an increase of $24 million or 2%, due to higher net interest income, as well as higher non-interest revenue from stronger global equity markets, partially offset by lower brokerage revenue. Insurance revenue, net of CCPB, was $106 million, a decrease of $28 million, driven by benefits from changes in investments to improve asset liability management in the prior quarter and the impact of unfavourable actuarial assumption changes in the current quarter.

Non-interest expense increased $43 million or 5%, primarily due to higher revenue-based costs and continued investment in the business, including investment in technology and marketing costs.

Assets under management decreased by $3.3 billion or 1%, and assets under administration decreased $30.5 billion or 7% from the prior quarter, as the benefit from stronger global markets was more than offset by the attrition of low-yielding assets and foreign exchange movements. Average gross loans increased 5%, and average deposits increased 6%.

For further information on non-GAAP amounts, measures and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

BMO Capital Markets (1)

(Canadian $ in millions, except as noted)	Q4-2021	Q3-2021	Q4-2020	Fiscal 2021	Fiscal 2020
Net interest income (teb) (2)	873	696	817	3,115	3,320
Non-interest revenue	557	888	561	3,011	2,006
Total revenue (teb)	1,430	1,584	1,378	6,126	5,326
Provision for (recovery of) credit losses on impaired loans	(9)	(19)	105	11	310
Provision for (recovery of) credit losses on performing loans	(79)	(75)	(41)	(205)	349
Total provision for (recovery of) credit losses	(88)	(94)	64	(194)	659
Non-interest expense	803	918	801	3,436	3,236
Income before income taxes	715	760	513	2,884	1,431
Provision for income taxes (teb)	179	202	134	744	344
Reported net income	536	558	379	2,140	1,087
Acquisition integration costs (3)	1	2	3	7	11
Amortization of acquisition-related intangible assets (4)	4	4	5	17	18
Adjusted net income	541	564	387	2,164	1,116
Adjusted non-interest expense	797	910	792	3,405	3,199
Global Markets revenue	774	881	854	3,605	3,222
Investment and Corporate Banking revenue	656	703	524	2,521	2,104
Net income growth (%)	41.4	31.0	40.2	96.9	(0.4)
Adjusted net income growth (%)	40.0	29.8	37.8	94.1	(0.2)
Revenue growth (%)	3.8	3.7	16.9	15.0	11.9
Non-interest expense growth (%)	0.2	11.4	1.1	6.2	(1.3)
Adjusted non-interest expense growth (%)	0.5	12.2	1.5	6.4	(1.4)
Return on equity (%) (5)	19.4	20.3	12.9	19.2	9.2
Adjusted return on equity (%) (5)	19.6	20.5	13.1	19.5	9.5
Operating leverage (teb) (%)	3.6	(7.7)	15.8	8.8	13.2
Adjusted operating leverage (teb) (%)	3.3	(8.5)	15.4	8.6	13.3
Efficiency ratio (teb) (%)	56.1	58.0	58.1	56.1	60.8
Adjusted efficiency ratio (teb) (%)	55.6	57.5	57.4	55.6	60.1
Average assets	376,714	367,900	367,001	372,475	369,518
Average gross loans and acceptances	58,845	56,981	66,371	59,385	68,698
Average net loans and acceptances	58,499	56,536	65,787	58,909	68,303
U.S. Business Select Financial Data (US$ in millions)
Total revenue	550	588	467	2,373	1,865
Non-interest expense	304	341	305	1,288	1,152
Reported net income	210	218	84	857	279
Adjusted non-interest expense	298	335	298	1,263	1,125
Adjusted net income	215	222	89	876	299
Average assets	137,739	127,851	117,763	127,619	116,307
Average net loans and acceptances	25,265	24,448	25,847	25,249	26,161

(1)	Adjusted results and ratios, teb amounts and U.S. dollar amounts in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures.
(2)

Taxable equivalent basis amounts of $72 million in Q4-2021, and $71 million in both Q3-2021 and Q4-2020; and $291 million in fiscal 2021 and $307 million in fiscal 2020 are recorded in net interest income.

(3)

KGS-Alpha and Clearpool acquisition pre-tax integration costs of $1 million in Q4-2021, and $3 million in both Q3-2021 and Q4-2020; and $9 million in fiscal 2021 and $14 million in fiscal 2020 are recorded in non-interest expense.

(4)

Amortization of acquisition-related intangible assets pre-tax amounts of $5 million in both Q4-2021 and Q3-2021, and $6 million in Q4-2020; and $22 million in fiscal 2021 and $23 million in fiscal 2020 are recorded in non-interest expense.

(5)	Return on equity is based on allocated capital. For further information, refer to the Non-GAAP and Other Financial Measures section.

22 BMO Financial Group Fourth Quarter Report 2021

Q4 2021 vs. Q4 2020

BMO Capital Markets reported net income was $536 million, an increase of $157 million or 41% from the prior year.

Total revenue was $1,430 million, an increase of $52 million or 4% from the prior year. Global Markets revenue decreased $80 million or 9% due to lower interest rate and commodities trading revenue and the impact of the weaker U.S. dollar, partially offset by higher equities and foreign exchange trading revenue. Investment and Corporate Banking revenue increased $132 million or 25%, primarily driven by higher underwriting and advisory revenue and net securities gains, partially offset by lower corporate banking-related revenue and the impact of the weaker U.S. dollar.

Total recovery of the provision for credit losses was $88 million, compared with a provision for credit losses of $64 million in the prior year. The recovery of credit losses on impaired loans was $9 million, compared with a $105 million provision in the prior year. There was a $79 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a recovery of $41 million in the prior year.

Non-interest expense was $803 million, an increase of $2 million from the prior year, as the impact of the weaker U.S. dollar and lower employee-related costs was offset by higher other operating costs.

Average gross loans and acceptances decreased $7.5 billion or 11% from the prior year to $58.8 billion, primarily due to the announced wind-down of our non-Canadian energy portfolio, the impact of the weaker U.S. dollar and lower loan utilizations.

Q4 2021 vs. Q3 2021

Reported net income was $536 million, a decrease of $22 million or 4% from the prior quarter.

Total revenue was $1,430 million, a decrease of $154 million or 10% from the prior quarter. Global Markets revenue decreased $107 million or 12%, due to lower equities and interest rate trading revenue. Investment and Corporate Banking revenue decreased $47 million or 7%, driven by lower underwriting revenue and corporate banking-related revenue, partially offset by higher advisory revenue and net securities gains.

Total recovery of the provision for credit losses was $88 million, compared with a recovery of $94 million in the prior quarter. The recovery of the provision for credit losses on impaired loans was $9 million, compared with a recovery of $19 million in the prior quarter. There was a $79 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a recovery of $75 million in the prior quarter.

Non-interest expense was $803 million, a decrease of $115 million or 13% from the prior quarter, primarily due to lower performance-based compensation.

Average gross loans and acceptances increased $1.9 billion or 3% from the prior year to $58.8 billion, due to higher loan utilization and the impact of the stronger U.S. dollar, partially offset by the announced wind-down of our non-Canadian energy portfolio.

For further information on non-GAAP amounts, measures and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

Corporate Services (1)

(Canadian $ in millions, except as noted)	Q4-2021	Q3-2021	Q4-2020	Fiscal 2021	Fiscal 2020
Net interest income before group teb offset	(84)	(53)	(39)	(301)	(364)
Group teb offset	(78)	(77)	(78)	(315)	(335)
Net interest income (teb)	(162)	(130)	(117)	(616)	(699)
Non-interest revenue	84	89	53	326	285
Total revenue (teb)	(78)	(41)	(64)	(290)	(414)
Provision for (recovery of) credit losses on impaired loans	(2)	(2)	1	(5)	3
Provision for (recovery of) credit losses on performing loans	2	(4)	(8)	(2)	-
Total provision for (recovery of) credit losses	-	(6)	(7)	(7)	3
Non-interest expense	236	118	152	1,523	455
Income (loss) before income taxes	(314)	(153)	(209)	(1,806)	(872)
Recovery of income taxes (teb)	(135)	(101)	(123)	(520)	(482)
Reported net loss	(179)	(52)	(86)	(1,286)	(390)
Impact of divestitures (2) (3) (4)	52	18	-	842	-
Restructuring costs (reversals) (3)	-	(18)	-	(18)	-
Adjusted net loss	(127)	(52)	(86)	(462)	(390)
Adjusted total revenue (teb) (5)	(78)	(41)	(64)	(319)	(414)
Adjusted non-interest expense (5)	174	118	152	661	455
U.S. Business Select Financial Data (US$ in millions)
Total revenue	(4)	19	(9)	(26)	(116)
Total provision for (recovery) of credit losses	-	(3)	-	(6)	3
Non-interest expense	45	13	18	182	97
Recovery of income taxes	(19)	(7)	(17)	(90)	(88)
Reported net income (loss)	(30)	16	(10)	(112)	(128)
Adjusted total revenue	(4)	19	(9)	(26)	(116)
Adjusted non-interest expense	40	27	18	164	97
Adjusted net income (loss)	(26)	6	(10)	(98)	(128)

(1)	Adjusted results and ratios, teb amounts and U.S. dollar amounts in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Q2-2021 reported net income included the impact of divestitures comprising a $747 million pre-tax and after-tax write-down of goodwill related to the sale of our EMEA Asset Management business, a $22 million ($29 million pre-tax) net gain on the sale of our Private Banking business in Hong Kong and Singapore, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions. The net gain on the sale was recorded in non-interest revenue, with the goodwill write-down and divestiture costs recorded in non-interest expense.

(3)

Q3-2021 reported net income included expenses of $18 million ($24 million pre-tax) from the impact of divestitures related to the sale of our EMEA Asset Management business and the sale of our Private Banking business in Hong Kong and Singapore, offset by a partial reversal of previously recorded restructuring charges related to severance of $18 million ($24 million pre-tax), all recorded in non-interest expense.

(4)

Q4-2021 reported net income included expenses of $52 million ($62 million pre-tax) from the impact of divestitures related to the sale of our EMEA Asset Management business and the sale of our Private Banking business in Hong Kong and Singapore, recorded in non-interest expense.

(5)	Adjusted results exclude the impact of the items described in footnotes (2) to (4).

BMO Financial Group Fourth Quarter Report 2021 23

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, treasury, finance, legal and regulatory compliance, human resources, communications, marketing, real estate, and procurement. T&O develops, monitors, manages and maintains governance of information technology, including data and analytics, and also provides cyber security and operations services.

The costs of Corporate Units and T&O services are largely allocated to the four operating segments (Canadian P&C, U.S. P&C, BMO Wealth Management and BMO Capital Markets), with any remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual treasury-related activities, the elimination of taxable equivalent adjustments, and residual unallocated expenses.

Q4 2021 vs. Q4 2020

Corporate Services reported net loss was $179 million and adjusted net loss was $127 million, compared with a reported and adjusted net loss of $86 million in the prior year. Adjusted results in the current quarter excluded expenses of $52 million ($62 million pre-tax) from the impact of divestitures. Reported and adjusted results decreased due to lower revenue, driven by treasury-related activities, higher expenses, and the impact of a more favourable tax rate in the prior year.

Q4 2021 vs. Q3 2021

Reported net loss was $179 million and adjusted net loss was $127 million, compared with a reported and adjusted net loss of $52 million in the prior quarter. Reported and adjusted results decreased due to lower revenue, driven by lower securities gains and treasury-related activities, and higher expenses.

For further information on non-GAAP amounts, measures and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

Risk Management

Our risk management policies and processes to identify, assess, manage, monitor, mitigate and report our credit and counterparty, market, insurance, liquidity and funding, operational non-financial risk, including technology and cyber-related risks, legal and regulatory, strategic, environmental and social, and reputation risks are outlined in the Enterprise-Wide Risk Management section of BMO’s 2021 Annual MD&A.

24 BMO Financial Group Fourth Quarter Report 2021

Condensed Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended			For the twelve months ended
	October 31,	July 31,	October 31,	October 31,	October 31,
	2021	2021	2020	2021	2020
Interest, Dividend and Fee Income
Loans	$3,933	$3,916	$4,089	$15,727	$17,945
Securities	1,042	929	1,009	3,963	4,980
Deposits with banks	53	50	47	197	390
	5,028	4,895	5,145	19,887	23,315
Interest Expense
Deposits	737	745	1,082	3,220	6,239
Subordinated debt	42	44	64	195	265
Other liabilities	493	585	469	2,162	2,840
	1,272	1,374	1,615	5,577	9,344
Net Interest Income	3,756	3,521	3,530	14,310	13,971
Non-Interest Revenue
Securities commissions and fees	258	264	247	1,107	1,036
Deposit and payment service charges	313	319	305	1,243	1,221
Trading revenues	(98)	135	23	296	15
Lending fees	344	348	339	1,391	1,295
Card fees	126	113	94	442	358
Investment management and custodial fees	522	502	466	1,982	1,807
Mutual fund revenues	419	406	355	1,595	1,417
Underwriting and advisory fees	348	411	259	1,421	1,070
Securities gains, other than trading	180	198	40	591	124
Foreign exchange gains, other than trading	39	41	38	167	127
Insurance revenues	223	1,137	143	1,941	2,178
Investments in associates and joint ventures	65	67	49	248	161
Other	78	100	98	452	406
	2,817	4,041	2,456	12,876	11,215
Total Revenue	6,573	7,562	5,986	27,186	25,186
Provision for Credit Losses	(126)	(70)	432	20	2,953
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	97	984	-	1,399	1,708
Non-Interest Expense
Employee compensation	2,059	2,102	1,950	8,322	7,944
Premises and equipment	900	829	854	3,396	3,202
Amortization of intangible assets	163	157	159	634	620
Travel and business development	133	101	88	397	384
Communications	65	63	71	264	304
Professional fees	184	140	159	607	555
Other	299	292	267	1,889	1,168
	3,803	3,684	3,548	15,509	14,177
Income Before Provision for Income Taxes	2,799	2,964	2,006	10,258	6,348
Provision for income taxes	640	689	422	2,504	1,251
Net Income	$2,159	$2,275	$1,584	$7,754	$5,097
Earnings Per Share (Canadian $)
Basic	$3.24	$3.42	$2.37	$11.60	$7.56
Diluted	3.23	3.41	2.37	11.58	7.55
Dividends per common share	1.06	1.06	1.06	4.24	4.24

Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Fourth Quarter Report 2021 25

Condensed Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended			For the twelve months ended
	October 31,	July 31,	October 31,	October 31,	October 31,
	2021	2021	2020	2021	2020
Net Income	$2,159	$2,275	$1,584	$7,754	$ 5,097
Other Comprehensive Income (Loss), net of taxes
Items that may subsequently be reclassified to net income
Net change in unrealized gains (losses) on fair value through OCI debt securities
Unrealized gains (losses) on fair value through OCI debt securities arising during the period (1)	(151)	22	(11)	(161)	410
Reclassification to earnings of (gains) in the period (2)	(10)	(5)	(7)	(43)	(81)
	(161)	17	(18)	(204)	329
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges arising during the period (3)	(988)	218	(160)	(1,380)	1,513
Reclassification to earnings of (gains) on derivatives designated as cash flow hedges in the period (4)	(135)	(116)	(55)	(414)	(47)
	(1,123)	102	(215)	(1,794)	1,466
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	(293)	521	(143)	(2,207)	373
Unrealized gains (losses) on hedges of net foreign operations (5)	98	(139)	49	496	(96)
	(195)	382	(94)	(1,711)	277
Items that will not be reclassified to net income
Unrealized gains on fair value through OCI equity securities arising during the period (6)	13	7	-	20	-
Gains (losses) on remeasurement of pension and other employee future benefit plans (7)	158	54	(11)	923	(255)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (8)	24	22	21	(196)	(28)
	195	83	10	747	(283)
Other Comprehensive Income (Loss), net of taxes	(1,284)	584	(317)	(2,962)	1,789
Total Comprehensive Income (Loss)	$875	$2,859	$1,267	$4,792	$6,886

(1)	Net of income tax (provision) recovery of $54 million, $(7) million, $4 million for the three months ended, and $58 million, $(143) million for the twelve months ended, respectively.
(2)	Net of income tax provision of $3 million, $2 million, $2 million for the three months ended, and $14 million, $25 million for the twelve months ended, respectively.
(3)	Net of income tax (provision) recovery of $357 million, $(72) million, $59 million for the three months ended, and $504 million, $(541) million for the twelve months ended, respectively.
(4)	Net of income tax provision (recovery) of $49 million, $41 million, $19 million for the three months ended, and $149 million, $16 million for the twelve months ended, respectively.
(5)	Net of income tax (provision) recovery of $(35) million, $50 million, $(18) million for the three months ended, and $(180) million, $35 million for the twelve months ended, respectively.
(6)	Net of income tax (provision) recovery of $(4) million, $(2) million, $nil million for the three months ended, and $(6) million, $nil million for the twelve months ended, respectively.
(7)	Net of income tax (provision) recovery of $(58) million, $(26) million, $3 million for the three months ended, and $(341) million, $88 million for the twelve months ended, respectively.
(8)	Net of income tax (provision) recovery of $(9) million, $(9) million, $(8)million for the three months ended, and $70 million, $10 million for the twelve months ended, respectively.

26 BMO Financial Group Fourth Quarter Report 2021

Condensed Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	October 31, 2021	July 31, 2021	October 31, 2020
Assets
Cash and Cash Equivalents	$93,261	$83,825	$57,408
Interest Bearing Deposits with Banks	8,303	8,793	9,035
Securities
Trading	104,411	102,169	97,834
Fair value through profit or loss	14,210	14,239	13,568
Fair value through other comprehensive income	63,123	64,553	73,407
Debt securities at amortized cost	49,970	48,727	48,466
Investments in associates and joint ventures	1,135	1,088	985
	232,849	230,776	234,260
Securities Borrowed or Purchased Under Resale Agreements	107,382	104,738	111,878
Loans
Residential mortgages	135,750	134,374	127,024
Consumer instalment and other personal	77,164	75,092	70,148
Credit cards	8,103	7,866	7,889
Business and government	239,809	241,108	245,662
	460,826	458,440	450,723
Allowance for credit losses	(2,564)	(2,824)	(3,303)
	458,262	455,616	447,420
Other Assets
Derivative instruments	36,713	36,331	36,815
Customers’ liability under acceptances	14,021	14,263	13,493
Premises and equipment	4,454	4,266	4,183
Goodwill	5,378	5,450	6,535
Intangible assets	2,266	2,298	2,442
Current tax assets	1,588	1,145	1,260
Deferred tax assets	1,287	1,209	1,473
Other	22,411	22,648	23,059
	88,118	87,610	89,260
Total Assets	$988,175	$971,358	$949,261
Liabilities and Equity
Deposits	$685,631	$680,553	$659,034
Other Liabilities
Derivative instruments	30,815	29,167	30,375
Acceptances	14,021	14,263	13,493
Securities sold but not yet purchased	32,073	28,497	29,376
Securities lent or sold under repurchase agreements	97,556	92,990	88,658
Securitization and structured entities’ liabilities	25,486	23,927	26,889
Current tax liabilities	221	154	126
Deferred tax liabilities	192	188	108
Other	37,764	36,950	36,193
	238,128	226,136	225,218
Subordinated Debt	6,893	6,973	8,416
Equity
Preferred shares and other equity instruments	5,558	5,848	6,598
Common shares	13,599	13,609	13,430
Contributed surplus	313	310	302
Retained earnings	35,497	34,089	30,745
Accumulated other comprehensive income	2,556	3,840	5,518
Total Equity	57,523	57,696	56,593
Total Liabilities and Equity	$988,175	$971,358	$949,261

Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Fourth Quarter Report 2021 27

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the twelve months ended
	October 31,	October 31,	October 31,	October 31,
	2021	2020	2021	2020
Preferred Shares and Other Equity Instruments
Balance at beginning of period	$5,848	$5,348	$6,598	$5,348
Issued during the year	-	1,250	-	1,250
Redeemed during the period	(290)	-	(1,040)	-
Balance at End of Period	5,558	6,598	5,558	6,598
Common Shares
Balance at beginning of period	13,609	13,200	13,430	12,971
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	-	257	-	471
Issued under the Stock Option Plan	23	10	122	40
Repurchased for cancellation and/or treasury shares sold/purchased	(33)	(37)	47	(52)
Balance at End of Period	13,599	13,430	13,599	13,430
Contributed Surplus
Balance at beginning of period	310	302	302	303
Stock option expense, net of options exercised	3	-	10	(1)
Other	-	-	1	-
Balance at End of Period	313	302	313	302
Retained Earnings
Balance at beginning of period	34,089	29,902	30,745	28,725
Impact from adopting IFRS 16	-	-	-	(59)
Net income	2,159	1,584	7,754	5,097
Dividends on preferred shares and distributions payable on other equity instruments	(59)	(52)	(244)	(247)
Dividends on common shares	(688)	(685)	(2,746)	(2,723)
Equity issue expense and premium paid on redemption of preferred shares	-	(3)	(6)	(3)
Net discount on sale of treasury shares	(4)	(1)	(6)	(45)
Balance at End of Period	35,497	30,745	35,497	30,745
Accumulated Other Comprehensive Income on Fair Value through OCI Securities, net of taxes
Balance at beginning of period	319	373	355	26
Unrealized gains (losses) on fair value through OCI debt securities arising during the period	(151)	(11)	(161)	410
Unrealized gains (losses) on fair value through OCI equity securities arising during the period	13	-	20	-
Reclassification to earnings of (gains) during the period	(10)	(7)	(43)	(81)
Balance at End of Period	171	355	171	355
Accumulated Other Comprehensive Income on Cash Flow Hedges, net of taxes
Balance at beginning of period	1,308	2,194	1,979	513
Gains (losses) on derivatives designated as cash flow hedges arising during the period	(988)	(160)	(1,380)	1,513
Reclassification to earnings of (gains) on derivatives designated as cash flow hedges in the period	(135)	(55)	(414)	(47)
Balance at End of Period	185	1,979	185	1,979
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes
Balance at beginning of period	2,464	4,074	3,980	3,703
Unrealized gains (losses) on translation of net foreign operations	(293)	(143)	(2,207)	373
Unrealized gains (losses) on hedges of net foreign operations	98	49	496	(96)
Balance at End of Period	2,269	3,980	2,269	3,980
Accumulated Other Comprehensive Income (Loss) on Pension and Other Employee Future Benefit Plans, net of taxes
Balance at beginning of period	127	(627)	(638)	(383)
Gains (losses) on remeasurement of pension and other employee future benefit plans	158	(11)	923	(255)
Balance at End of Period	285	(638)	285	(638)
Accumulated Other Comprehensive (Loss) on Own Credit Risk on Financial Liabilities Designated at Fair Value, net of taxes
Balance at beginning of period	(378)	(179)	(158)	(130)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	24	21	(196)	(28)
Balance at End of Period	(354)	(158)	(354)	(158)
Total Accumulated Other Comprehensive Income	2,556	5,518	2,556	5,518
Total Equity	$57,523	$56,593	$57,523	$56,593

28 BMO Financial Group Fourth Quarter Report 2021

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2021 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Friday, December 3, 2021, at 8.00 a.m. (ET). The call may be accessed by telephone at 416-406-0743 (from within Toronto) or 1-800-898-3989 (toll-free outside Toronto), entering Passcode: 1365804#. A replay of the conference call can be accessed until December 28, 2021, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 9195676#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contact

Paul Gammal, Toronto, Head Media Relations, paul.gammal@bmo.com, 416-867-6543

Investor Relations Contacts

Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956

Bill Anderson, Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan)

Average market price as defined under the Plan

August 2021: $129.02

September 2021: $129.33

October 2021: $137.64

For dividend information, change in shareholder address or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit BMO’s website at www.bmo.com/investorrelations.

BMO’s 2021 Annual MD&A, audited consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2021 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2022 The next Annual Meeting of Shareholders will be held on Wednesday, April 13, 2022, in Toronto, Ontario.

® Registered trademark of Bank of Montreal

BMO Financial Group Fourth Quarter Report 2021 29